05009555

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ~~Geo~~ Corporacion Geo SA de CV

*CURRENT ADDRESS ______

PROCESSED

JUL 11 2005

THOMSON FINANCIAL

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 3870 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/11/05

82-3870
Corporacion Geo SA de CV

ARS
12-31-04


The right place...
The right moment
The right company
GEO 2004 ANNUAL REPORT

CONTENTS

The right place	2
The right moment	4
The right company	6
2004 Financial Highlights	10
2004 Relevant Events	10
Letter to Shareholders	12
Selected Consolidated Financial Information	16
Helpful Selected Valuation Data	17
MD&A of Operating Results	18
MD&A of Financial Position	22
Company Profile	26
Mission, Vision and Values	27
Board of Directors	28
Corporate Governance	29
Gallery of Products	30
Consolidated Financial Statements	36
Glossary	60
Information for Shareholders	61



ABOUT THE COVER:
At GEO, we have our claws firmly gripping the ground to sustain the currents of the market and to place our Company far ahead of other bears or competitors. Just like this bear overcomes any obstacles to stand in the right place and at the right moment to get the biggest fish, at Geo, thanks to our expertise and the quality of our people, we are adequately *positioned at the precise time* in order to catch the largest fish, taking the greatest advantage of the market's opportunities and leaving other bears perplexed.





2004 marked another year of extraordinary results, continuing the improvement of our Company's financials. This report will depict how Geo has gained the necessary competitive advantages to outperform the market and persist delivering sustainable, predictable and profitable growth.

We were able, for the fifth consecutive year, to generate positive Free Cash Flow, reduce Accounts Receivable to sales ratio and Net Debt to historic levels, expand margins, and achieve double digit growth. We continued diversifying our Product Mix into higher-priced homes and attending new market niches, while providing all our clients with Award-winning Products that satisfy their dreams.

We invite you to join Geo and share our constant success backed by skilled professionals, happy clients, and the necessary strategies to grasp the opportunities in the market that make this company The Right Company.

place



- Geo has presence in 33 cities and 19 states.
- Geo controls the greatest Land Reserve in the Industry.
- Geo is present where:
  - **76%** of Mexicans live.
  - **75%** of INFONAVIT credits are granted.
  - **80%** of the Gross Domestic Product is generated.
  - **74%** of marriages take place.



Just like this fan managed to place himself in the exact place inside the stadium to catch the baseball, Geo, with its experience, knows exactly where to place itself to benefit from its broad and strategic geographical diversification and take full advantage of market opportunities.


The right
moment

The Housing Industry is living its best moment due to:

The Housing Sector becoming the principal engine for the Mexican economy.

Current Accumulated Deficit of 5 million houses in Mexico.

Estimated Annual Demand of 750 thousand homes.

Important support of government authorities towards the housing sector.

Aggressive comeback of Banks, new financing sources (MBS) and mortgage programs (co-financing) from the main financial Institutions.







Some of Geo's Competitive Advantages are:

Proven track record in the stock market.

Highly satisfied customers and trained employees.

Long term land bank program based on the Joint Venture with Prudential Real Estate Investors.

Innovative Information Systems.

Strategic Negotiations with Banks and Financial Institutions.

Improved product mix with better quality options.

Strengthened financial structure with reduced debt and greater Free Cash Flow.




The right
company

The right company



Today, Geo is living its best moment because it knows how to take advantage of all the positive elements in the environment and the ascending trend of the industry, which combined with the development of its people guarantees the Company's continuous growth. Its training plan continues to give extraordinary results by providing the best and most prepared personnel in every area.

Compromised with offering the best service, and having an optimum control of the Company's operations, Geo continuously actualizes its information systems and computer equipment, not only to automate the administrative areas of all the subsidiaries and having information relayed in real time, but also to improve the quality of service to all its clients. For this reason, Geo operates around platforms and services, such as the Call Center supported by a Siebel platform, the CRM (Customer Relation Management). Moreover, its Web Page has been awarded several recognitions nationally and internationally, and offers, to all the clients, a unique free prequalification service connected to Financial Institutions.

Corporación Geo is a completely institutionalized Company formed by decentralized subsidiaries that posses self-power in every locality where Geo is present.

In order to create new schemes and conquer unattended markets, Geo has achieved important negotiations with outstanding Mexican Banks and Financial Institutions creating strategic alliances that increase its efficiency. Geo was the precursor in designing an insurance program, the Geo-Seguro, in an agreement with Seguros Inbursa in order to offer all of Geo's clients a free insurance that guarantees their households for two years of installations and finishes, and up to ten years of hidden structural damages.



☐ Geo's geographical presence

Homes sold


35,000
30,000
25,000
20,000
15,000
10,000
5,000
8,174
8,243
12,235
17,148
20,428
25,503
26,577
25,115
27,112
29,520
33,228
94
95
96
97
98
99
00
01
02
03
04

Mexican Housing Market by Segments and amount of loans by Institution



$380
Residential above US$ 175,000
$175
Middle Income between US$ 33,000 and US$ 175,000
$130
$44
Geo's Typical Market Affordable Entry Level between US$ 18,000 and US$ 33,000
INFONAVIT
FOVISSTE
SHF
Banks/Sofoles
$30
Lower Affordable up to US$ 18,000
$12
$14
$8.4
Price range in thousand dollars

Furthermore, in September Geo signed an agreement with BBVA Bancomer for $2 billion pesos to provide mortgages to its clients, through the Co-financing program. Geo is the only company to sign two agreements with Banco Azteca to sell plots of land with services to people with lower incomes and to provide mortgage loans to clients who receive most of their income through tips.

During the last years, Geo has modified its business model by strengthening its financial structure, reducing its Net Debt, and generating Free Cash Flow; leading towards a healthy and constant growth. For this goal, Corporación Geo has joined Prudential Real Estate Investors who purchases the land necessary for Geo to develop housing in the coming years. Today, Geo controls the largest land bank in the Industry, allowing a greater capacity for planning, an increased advantage in economies of scale, and the opportunity of diversifying into new businesses. This program optimizes the administration of Geo's working capital needs which results in an important resource release that translates in an accelerated generation of Free Cash Flow used for reducing Net Debt and maintaining the Company's constant growth.

As part of the Company's growth strategy, Geo has improved its product mix, increasing its participation in the Middle and Residential housing segment to 10% of total units, supported by an increase in average price and improvements in the quality of the product. In May 2004, Geo decided to deploy the new brand "G-Homes" especially created to promote and sell its products in this segment, creating a synergy between design, location, quality, and greater added-value for its clients. The same is happening in the Lower Income or Economical housing segment that represents 25% of total units sold, where Geo has taken advantage of all the benefits and opportunities given by the Financial Institutions to achieve an excellent product diversification.

Geo enjoys the most varied product range in the market, having houses from US $18,000 to over US $500,000, on top of being the Company with the highest number of units sold in the industry in each segment.



Geo's Sales Mix by Segment

Housing Segment	2000	2001	2002	2003	2004
Middle Income & Residential	2%	5%	7%	9%	10%
Affordable (Geo's Typical Market)	95%	82%	64%	65%	65%
Lower Affordable	3%	13%	29%	26%	25%

Geo has the greatest trajectory and experience in the Industry. On July 28, 2004 Geo celebrated its 10th anniversary of publicly trading in the Mexican Stock Exchange, being the first housing company in Latin America in doing so. Geo's stock has shown the best result in the sector for the last years. Also, Geo has the most liquidity among its sector competitors, ending the year with an average daily operation of close to US $4M, and has the goal of increasing this volume of operation in the coming years. In May 2004 the Company incurred a 5 to 1 stock split, that helped in obtaining for the third year in a row the "Liquidity Award" given by the Bolsa Mexicana de Valores to recognize the stock's high liquidity level.

In regards to Corporate Governance, Geo has been working in maintaining the best communication with the markets, involving transparency, opportunity, compromise, and honesty, verified by the important international awards recognizing Corporación Geo for its Corporate Governance and the level of attachment to the Improved Corporate Practices Code.

2004 Financial highlights

In millions of constant Pesos as of December 31, 2004	2003	2004	% Change
Homes Sold (Units)	29,520	**33,228**	+12.6%
Revenues	$6,672	**$7,856**	+17.7%
Gross Profit	$1,787	**$2,128**	+19.0%
Operating Profit	$1,101	**$1,340**	+21.7%
EBITDA	$1,507	**$1,809**	+20.0%
Net Profit	$543	**$803**	+47.8%
Cash & Cash Equivalents	$772	**$1,665**	+115.6%
Accounts Receivable to Sales	43.1%	**37.7%**	-12.5%
Inventories Turnover (days)	215	**248**	+15.4%
Accounts Receivable + Inventories Turnover (days)	314	**318**	+1.2%
Net Debt	$1,361	**$922**	-32.2%
Total Debt	$2,133	**$2,587**	+21.3%
Free Cash Flow	$116	**$462**	+300.3%
Interest Coverage	2.9	**3.0**	+4.8%
Return on Equity	18.4%	**24.0%**	+30.3%
Year Ended Shares Outstanding	517.1	**532.7**	+3.0%
Owned Land Bank (Units)	176,195	**139,972**	-20.6%
Total Land Bank (Units)	239,676	**243,300**	+1.5%

Relevant Events of 2004

JANUARY

Geo receives 3 awards from Ameri-MZ consult in the 2004 global rankings of Investor Relations Websites. ≽ Geo won the POP+ Award for best Investor Relations website in Mexico for the third consecutive year and was voted second in all of Latin America, by capital markets professionals. Geo was also awarded second place in the Top 5 Award category for best investor relations website in Mexico based on a set of technical criteria. In addition, Geo received first place honors in the Global category for Homebuilding, Cement & Construction sectors.

APRIL

***Geo announces voting results from annual* Shareholders Meeting held on April 21, 2004.** ≽ The shareholders of Corporación Geo voted in favor of the proposals made by the Board of Directors of the Company in the Annual Shareholders Meeting, approving both the share split in the ratio of 5 new GEO B shares for each one currently held, as well as the elimination of the "Shareholders' Rights Program".

MAY

Geo included in MSCI standard index series. ≽ Geo announced that it was selected for inclusion in the Morgan Stanley Capital International Inc., MSCI Standard Index Series, effective May 28, 2004.

JUNE

Geo was awarded for best Investor Relation practices during the IR Magazine UK awards 2004. ≽ Geo received an Award as "The Best Emerging Market Company" during the IR Magazine UK Awards 2004, a prestigious event that distinguishes companies that have the best Investor Relations practices worldwide. The winners of such distinguished Awards were determined by more than 850 analysts and investors who voted and answered a survey performed by an independent party.

Corporación Geo and PREI set to invest US$175 million to acquire land in 2004. ≽ Corporación Geo and PREI announced that they had closed the first phase of their joint venture to develop affordable, middle and residential housing throughout Mexico. While the first phase was originally planned to be US$100 million, its

Revenues
(in million pesos as of December 2004)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
$6,672.3
$7,739.8
$7,855.6
2003
Goal 2004
Achievement 2004

EBITDA
(in million pesos as of December 2004)


1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
$1,506.5
$1,747.6
$1,808.5
2003
Goal 2004
Achievement 2004

Free Cash Flow
(in million pesos as of December 2004)


500
400
300
200
100
$115.5
$500.0
$462.4
2003
Goal 2004
Achievement 2004

Accounts Receiveable to Sales


48%
46%
44%
42%
40%
38%
36%
34%
43.1%
47.0%
37.7%
2003
Goal 2004
Achievement 2004

Net Debt
(in million pesos as of December, 2004)


1,400
1,200
1,000
800
600
400
200
$1,360.6
$900.0
$921.9
2003
Goal 2004
Achievement 2004

size was increased to US$175 million, so Geo can secure land in markets it deems strategic.

Corporación Geo revolutionizes the homebuilding sector with the launch of GEO-SEGURO. ➢ Thanks to 31 years of experience and the full support of the most solid insurance provider in Mexico, Seguros Inbursa, Corporación Geo has become the first and only company in the homebuilding sector to offer this type of service to its customers, as it claims to provide them with safety, and protection for their properties. This product protects the recipient of INFONAVIT who purchased a Casa Geo since July 1, 2004, with the insurance for two years on the installations and fixtures, and for 10 years against structural damage originating from production flaws.

JULY

Corporación Geo celebrated 10 years of being listed in the Mexican Stock Exchange. ➢ Geo celebrated on July 28 ten years of being listed in the Bolsa Mexicana de Valores (BMV), being the first homebuilder in Latin America to become public.

SEPTEMBER

Geo signs important agreements for the development of the Co-finance program and to promote the sale of lots with basic services and to finance unserved workers. ➢ Geo announced it had signed several agreements, one of them with BBVA Bancomer, key to the development of the co-financing program; and the other two with Banco Azteca. One of which is destined to the promotion and sale of lots with basic utilities, and another one to address the important segment of workers whose daily wage consists largely of tips.

Corporación Geo receives Mexican Stock Exchange Liquidity Award for third consecutive year. ➢ The Mexican Stock Exchange awarded Corporación Geo the "2003-2004 Liquidity Award" in recognition of the Company's high level of liquidity over the last 12 months.

Geo's Investor Relations program recognized as second best in Latin America. ➢ Geo was voted second in the Cement & Construction category in a survey of sell-side analysts conducted by the Institutional Investor Research Group ranking the best investor relations practices.

OCTOBER

Geo sweeps National Housing Awards presented at the Mexican Presidential Residence "Los Pinos". ➢ Geo received the most awards, for the fourth consecutive year, at the 2004 National Housing Awards presented by President Vicente Fox in the Official Residence of Los Pinos, with Geo winning awards in 6 of the 10 categories.

DECEMBER

Geo was ranked first in Latin America and seventh among Emerging Markets' companies, by Euromoney's 2004 Corporate Governance survey. ➢ Geo was ranked first for its Corporate Governance practices among Latin American companies and seventh overall in the emerging markets category by Euromoney magazine in its 2004 Corporate Governance Survey, which was published in September 2004, Volume 35, number 425.

Increasing our growth and value

Dear Shareholders,

I am pleased to present you with Corporación Geo's 2004 annual report. This past year, Geo celebrated its tenth anniversary on the Mexican Stock Exchange (BMV), a first among Mexican homebuilders. Over these years, we have transformed Geo from a little-known Mexican small-cap company to one of the most respected nationally and internationally, fastest-growing and liquid companies on the BMV. I want to share with you why we feel strongly that investing in Geo is investing in the right industry and the right company, at the right time.

"Geo is the right Company since it continues delivering product excellence, maintaining sustainable healthy growth, and above all, incrementing shareholder value, originating from the high quality and vast experience of our people."

The Mexican Housing Revolution

Geo is uniquely positioned as a company to take advantage of the industry's growth. Our land acquisition strategy, including our joint venture with Prudential Real Estate Investors, has allowed us to control strategic plots of land where future growth will be concentrated, without the risk of direct ownership. 2004 was the first full year of our joint venture with Prudential, and so far it has invested $163 million dollars in land purchases.

Staying ahead of the curve

Just as our houses are built on solid foundations, Geo is supported by the commitment of its people who provide the strength, stability, adaptability, and innovation of our company. Today at Geo, we are motivated to fulfill our mission of consistent growth with predictable results and a healthy financial structure thanks to the professionalism and loyalty of our collaborators. The superior quality of our people has allowed for the complete institutionalization of our Corporation in a humane and ethical manner, consolidating our compromise to the public financial market. The resourceful performance of our Geo collaborators allows us to offer predictable results, anticipate any changes in the market, and become even more innovative in every field.

We invest in our people's professional preparation to develop their individual capacities and strengthen our institutional work environment. In 2004, Geo allocated over 325,000 person-hours in training its people resulting in more efficient operations, guaranteeing our success. In this way, the commitment and efficiency of our people ensures the predictability of our strong results by operating in a synchronized and communicative atmosphere. The trustfulness of our team guarantees an optimistic future for our Company.



Luis Orvañanos
President and
Chairman of the Board

One of the main contributions of our people is our ability to anticipate to market trends, which has kept us at the lead of the Mexican housing market. We are in tune with the political, economical, social, and market forces that affect our business, and have been able to proactively adjust our business to these realities. Also, the risk administration is an essential part of Geo's versatility, used to visualize possible external threats and quickly adapt to reduce any operating effects.

At Geo, we are proud of being a pioneer in every field. The innovative capacity of the Company continues consolidating the way we do business by improving in the commercial, financial, technological, and human resources arenas. We have engaged in strategic alliances with the country's principal banks and financial institutions in order to develop new programs like the unique Geo-Seguro, the sale of land plots with services, and financing options for tippers, therefore gaining important competitive advantages.

How about the houses we build? For the fourth year in a row, Corporación Geo won the most honors in the National Housing Awards, taking home prizes in 6 out of 10 categories, a clear sign of Geo's

Housing institutes
CAGR 2000–2006=13.5%



Thousand Credits
1000
800
600
400
200
352
318
420
489
575
690
750
825
919

	00	01	02	03	04	E05	E06	E07	E08
INFONAVIT	250	205	275	301	325	375	400	425	465
SHF-FOVI	47	48	40	55	65	99	100	120	144
FOVISSTE	15	18	42	68	68	55	70	65	65
Sofoles-Banks*	5	6	10	23	42	69	90	110	130
Others	35	42	53	42	75	92	90	105	115
Total	352	318	420	489	575	690	750	825	919

* Includes Banks, Sofoles, Orevis and Pemex

ROE


25%
20%
15%
10%
5%
18.4%
24.0%
03
04

EPS


1.60
1.20
0.80
0.40
1.05
1.54
03
04

commitment to never stop innovating and improving its product line.

Our operating performance in 2004 showed the outcome of our initiatives and hard work that resulted in an EBITDA growth of 20% to over $162 million dollars, a substantial increase in Net Profit of 47.8% to over $802 million pesos, and an incredible growth of 300% in Free Cash Flow to $462 million pesos.

We continue to aggressively pursue the middle-income and residential housing markets, which grew from 9% of sales last year to 10% in 2004. To create added value for middle-income homeowners we developed G-Homes, a brand which combines design, location, and quality.

Similarly, we have made the strategic decision to increase our participation in the lower affordable or economical segment, where there is little competition but great demand.

Today's Geo – Keeping Promises, Exceeding Expectations

To us, building a transparent and investor-responsive corporate governance is just as important as creating high-quality homes. We have created three Board Committees — the Evaluation and Compensation Committee, the Finance and Planning Committee, and the Auditing Committee — to further ensure transparency to our shareholders.

As a consequence of the Company's efforts in improving its corporate governance, Geo was ranked first among all Latin American companies in the 2004 Euromoney Magazine Corporate Governance Survey.

Geo also enjoys the greatest liquidity of all Mexican homebuilders, and for the third straight year was awarded the Liquidity Award by the Mexican Stock Exchange.

We are in the midst of the most exciting times in the history of Geo and the hous-

› National Housing Award 2004 CONAFOVI



Accumulated Return % GEO, vs. IPC 2004


100%
80%
60%
40%
20%
GEO 94.96%
IPyC 42.27%
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04

ing industry in Mexico, which is bringing enormous benefits to builders, financers, investors and above all, those families who have been dreaming of the chance to own their own home. Our clients are our reason for existing, proved by the long life of the Geo brand as a sign of fulfillment and prestige. Our 31 years of experience in the industry provides us with the necessary tools to succeed in today's competitive environment. All of us collaborating at Geo are contributing to the "New Geo", the Geo of the future. For those investors with the vision and foresight to take part in this historic opportunity, Geo is without a doubt the right company.

Sincerely,



Luis Orvañanos
President and Chairman of the Board

Left to right:

Miguel Gómez-Mont
Chief Executive Officer

Salvador Villaseñor
Chief Legal Officer
(since May 2004)

Emilio Cuenca
Chief Legal Officer
(until May 2004)

Carlos García-Vélez
Chief Architecture and Design Officer

Francisco Arellano
Chief Operations Officer

Víctor Segura
Chief Financial Officer



Land Bank
(Number of Homes)



15,000
42,000
11,556
37,078
14,716
51,704
5,260
50,405
7,816
176,195
69,084
31,094
3,150
139,972
00
01
02
03
04
Owned
Outsourcing
Optioned
Prudential Geo

Market Capitalization
(in million pesos as of December 31, 2004)



12,000
10,000
8,000
6,000
4,000
2,000
683
1,472
1,975
5,923
11,880
00
01
02
03
04

Selected Consolidated Financial Information

In millions of constant pesos as of December 31,2004 except share and per share amounts

Income Statement Information	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	CAGR 94-04
Homes Sold (units)	8,174	8,243	12,235	17,148	20,428	25,503	26,577	25,115	27,112	29,520	33,228	15.1%
Revenues	2,339.8	2,184.1	2,779.9	3,642.1	4,238.6	5,471.6	5,689.3	5,444.8	5,955.3	6,672.3	7,855.6	12.9%
Gross Profit	585.3	732.6	876.4	1,140.4	1,193.3	1,535.9	1,457.6	1,418.4	1,560.9	1,787.3	2,127.7	13.8%
Operating Profit	324.1	421.7	515.8	706.5	691.2	953.9	799.1	765.6	920.7	1,101.1	1,340.1	15.3%
EBITDA	433.1	509.3	645.5	871.2	962.0	1,261.7	1,154.5	1,124.7	1,280.6	1,506.5	1,808.5	15.4%
EBITDA in US Dollars	22.0	25.4	40.5	61.6	65.8	101.0	99.5	106.1	112.2	127.4	162.2	22.1%
Net Profit before Taxes	302.9	224.5	279.1	433.4	338.5	564.9	355.3	487.2	650.4	857.5	1,108.1	13.8%
Net Profit	268.2	198.4	278.5	423.8	331.0	478.7	179.7	324.5	398.8	543.1	802.8	11.6%

Balance Sheet Information	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	94-04
Cash & Cash Equivalents	90.9	527.5	183.6	655.7	386.6	402.9	659.7	789.3	936.3	772.1	1,665.0	33.7%
Accounts Receivable	1,598.0	1,475.0	1,791.5	2,305.4	2,854.2	2,625.3	2,868.8	2,737.2	2,836.0	2,872.9	2,960.9	6.4%
Inventories	652.7	1,089.5	1,166.0	2,042.7	2,361.6	2,570.6	2,042.8	1,810.8	1,785.4	2,871.7	3,885.0	19.5%
Current Assets	2,428.2	3,172.4	3,239.4	4,243.8	4,897.8	5,617.9	5,816.9	5,332.0	5,758.0	5,924.5	7,839.8	12.4%
Property, Plant & Equipment - Net	320.5	550.1	687.1	970.0	1,150.2	927.3	932.9	829.8	799.8	806.0	801.7	9.6%
TOTAL ASSETS	2,445.0	3,194.5	3,290.8	4,365.1	5,068.0	5,798.1	7,009.5	6,839.5	7,038.3	8,027.2	9,982.0	15.1%
Short-Term Debt	694.9	716.4	1,019.7	848.6	1,668.1	1,712.8	1,618.4	1,684.4	1,562.2	996.3	1,786.2	9.9%
Suppliers	329.4	614.4	474.7	608.0	731.8	513.6	545.8	579.5	856.6	1,348.1	1,752.8	18.2%
Current Liabilities	1,288.1	1,564.4	1,740.6	1,785.2	2,723.4	2,601.3	2,504.3	2,458.4	2,626.3	2,694.5	4,233.8	12.6%
Long-Term Debt	33.1	67.1	69.5	760.7	845.9	707.8	1,069.9	1,011.0	809.0	1,136.5	800.7	37.5%
Deferred Income Taxes	6.4	3.2	1.0	0.7	6.8	0.3	755.9	598.8	655.9	786.2	920.7	64.3%
TOTAL LIABILITIES	1,329.2	1,636.1	1,874.6	2,904.7	3,785.7	3,426.2	4,370.2	4,091.1	4,091.2	4,678.0	6,019.6	16.3%
Shareholders' Equity without Deferred Taxes	1,368.5	2,086.7	2,081.7	3,204.3	3,246.3	3,154.7	3,375.7	3,624.0	4,054.3	4,766.9	5,918.0	15.8%
Cumulative Effect of Deferred Income Tax	0.0	0.0	0.0	0.0	0.0	1.4	-736.4	-875.7	-1,107.2	-1,417.8	-1,955.6	n/m
TOTAL SHAREHOLDERS' EQUITY	1,436.3	2,108.6	2,103.3	3,289.8	3,270.7	3,299.1	2,639.3	2,748.3	2,947.1	3,349.1	3,962.4	10.7%

Other Financial Data												
Operating Free Cash Flow	-1,139.0	-438.8	-719.6	-986.7	-1,214.3	-59.4	+285.5	+120.5	+557.0	+115.5	+462.4	n/m
Operating Free Cash Flow in US Dollars	-58.0	-21.9	-45.1	-69.8	-83.1	-5.0	+24.6	+11.4	+48.8	+9.8	+41.5	n/m
Accounts Receivable to Sales	68.3%	67.5%	64.4%	63.3%	67.3%	50.5%	50.4%	50.3%	47.6%	43.1%	37.7%	-5.8%
Net Debt	637.2	255.9	905.6	953.7	2,127.5	2,122.4	2,026.7	1,906.0	1,434.9	1,360.7	921.9	3.8%
Net Debt to Equity	30.7%	10.8%	30.1%	22.5%	39.4%	38.0%	37.1%	34.5%	26.1%	22.2%	18.9%	-4.7%
Financial Leverage	1.47	0.50	1.40	1.09	2.21	1.68	1.76	1.69	1.12	1.11	1.96	2.9%
Inventory Turnover (days)	135	273	223	298	283	250	176	164	148	215	248	6.3%
Accounts Receivable Turnover (days)	249	246	235	231	246	184	184	184	174	157	138	-5.8%
Inventory + Accounts Receivable Turnover	351	428	388	435	449	364	315	304	283	314	318	-1.0%
Number of Employees	6,793	6,025	7,011	9,608	10,868	16,418	11,818	10,379	9,613	12,042	13,085	6.8%
Average Price (pesos)	220,204	240,386	217,925	217,929	221,608	221,587	230,535	240,974	248,228	258,068	268,907	2.0%

Source: Company's audited financial statements
n/m : Not meaningful

Helpful Selected Valuation Data

In millions of constant pesos as of December 31,2004 except share and per share amounts

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	CAGR 94-04
Revenues	**2,339.8**	**2,184.1**	**2,779.9**	**3,642.1**	**4,238.6**	**5,471.6**	**5,689.3**	**5,444.8**	**5,955.3**	**6,672.3**	**7,855.6**	**12.9%**
EBITDA	433.1	509.3	645.5	871.2	962.0	1,261.7	1,154.5	1,124.7	1,280.6	1,506.5	1,808.5	15.4%
EBITDA in US Dollars	**22.0**	**25.4**	**40.5**	**61.6**	**65.8**	**101.0**	**99.5**	**106.1**	**112.2**	**127.4**	**162.2**	**22.1%**
Operating Free Cash Flow	-1,139.0	-438.8	-719.6	-986.7	-1,214.3	-59.4	285.5	120.5	557.0	115.5	462.4	n/m
Operating Free Cash Flow in US Dollars	**-58.0**	**-21.9**	**-45.1**	**-69.8**	**-83.1**	**-5.0**	**+24.6**	**+11.4**	**+48.8**	**+9.8**	**+41.5**	**n/m**
Net Debt	637.2	255.9	905.6	953.7	2,127.5	2,122.4	2,026.7	1,906.0	1,434.9	1,360.7	921.9	3.8%
Average Shares Outstanding *	331.4	355.3	408.8	447.4	489.8	502.4	502.4	502.4	500.0	515.2	521.8	n/m
Year Ended Shares Outstanding *	331.4	403.0	410.4	486.6	498.0	502.4	502.4	502.4	517.1	517.1	532.7	n/m
Year Ended Share Price (pesos)*	5.1	4.5	7.8	9.9	5.5	7.2	1.4	2.9	3.8	11.5	22.3	15.8%
EBITDA per Share	0.3	0.6	0.8	1.1	1.3	1.9	1.9	1.9	2.3	2.8	3.5	26.4%
Price / EBITDA	15.5	9.3	10.0	9.7	4.2	3.8	0.7	1.5	1.7	4.1	6.6	-8.2%
Earnings before Taxes per Share	0.9	0.6	0.7	1.0	0.7	1.1	0.7	1.0	1.3	1.7	2.1	8.8%
Earnings per Share	0.2	0.2	0.3	0.5	0.5	0.7	0.3	0.6	0.7	1.0	1.5	22.3%
Price / Earnings	25.0	23.9	23.2	19.9	12.2	9.9	4.6	5.2	5.4	11.5	14.8	-5.1%
Book Value per Share	0.3	2.3	2.5	4.2	4.5	5.0	4.4	4.7	5.4	6.2	7.6	39.3%
Price / BV	18.6	2.2	3.1	2.6	1.2	1.4	0.3	0.6	0.7	1.9	3.0	-16.7%
Market Capitalization	**1,703.6**	**1,829.6**	**3,184.7**	**4,817.0**	**2,738.9**	**3,601.9**	**683.2**	**1,471.9**	**1,975.5**	**5,923.3**	**11,879.5**	**21.4%**
Enterprise Value	**1,881.2**	**1,936.1**	**3,641.0**	**5,405.4**	**4,193.7**	**5,320.0**	**2,442.0**	**3,120.7**	**3,287.4**	**7,216.8**	**12,801.4**	**21.1%**
EV / EBITDA	**17.1**	**9.8**	**11.4**	**10.9**	**6.4**	**5.5**	**2.6**	**3.2**	**2.8**	**5.0**	**7.1**	**-8.4%**

Source: Company's audited financial statements
n/m : Not meaningful
* Number of shares and price reflect the 5:1 split

Revenues
(In million pesos as of December 31, 2004)



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
$2,340
$2,184
$2,780
$3,642
$4,239
$5,472
$5,689
$5,445
$5,955
$6,672
$7,856
94 95 96 97 98 99 00 01 02 03 04

EBITDA
(In million pesos as of December 31, 2004)



2,000
1,750
1,500
1,250
1,000
750
500
$433
$509
$645
$871
$962
$1,262
$1,154
$1,125
$1,281
$1,507
$1,809
94 95 96 97 98 99 00 01 02 03 04

Net Debt
(In million pesos as of December 31, 2004)



2,400
2,000
1,600
1,200
800
400
$637
$256
$906
$954
$2,127
$2,122
$2,027
$1,906
$1,435
$1,361
$922
94 95 96 97 98 99 00 01 02 03 04

EV/EBITDA



20
15
10
5
17.1
9.8
11.4
10.9
6.4
5.5
2.6
3.2
2.8
5.0
7.1
94 95 96 97 98 99 00 01 02 03 04

Demonstrating better results and increasing returns

2004 represented another year of historic bests for Corporación Geo, namely in growth and profitability. Geo's management was able not only to deliver on its operating targets, but also to exceed financial market expectations, while adhering to its strategy of strengthening its financial structure and expanding its participation into all housing segments.

During the year, Geo sold a record of 33,228 homes, 12.6% more than in the previous year, confirming its leadership in every segment where it participates. The most notable increase came in the form of sales in the Middle Income and Residential segment, accounting for 3,323 homes, or 10.0% of total sales.

Revenues increased 17.7%, reaching a total of $7,855.6 million pesos for the year. Gross Profit grew 19.0%, while Gross Margin expanded 30 basis points to 27.1%.



Operating Profit showed a 21.7% increase, totaling $1,340.1 million pesos in 2004, while Operating Margin reached 17.1%, representing an improvement of 60 basis points versus the 16.5% reported in the same period of last year. EBITDA totaled $1,808.5 million pesos, an increase of 20.0%, while EBITDA Margin moved from 22.6% in 2003 to 23.0% in 2004.



Net Profit increased 47.8% totaling $802.8 million pesos. Finally, Net Margin for 2004 showed a 2.1 percentage point increase compared to 2003, rising from 8.1% to 10.2%.

Sales

For the Homebuilding Industry, 2004 represented another historical year regarding the supply of mortgages. Geo took advantage of this situation having a sales mix of 71% INFONAVIT and 29% FOVI/FOVISSSTE, very much in line with the mix of available mortgages in Mexico.

For the fourth year in a row, Geo proved to be the Leader in the Middle Income & Residential market, in terms of units sold, which increased 24.2% in this segment since 2003. Such increase in higher priced homes contributed to the improvement in operating margins for the year.

Sales mix by segment for 2004 was as follows: 25.0% of the total sales were in the Lower Affordable segment compared with 26.0% in 2003. The typical Affordable home segment represented 65.0%, maintaining the same level as last year. Finally, Geo had 10.0% of total sales in the Middle Income & Residential segment, moving from 9.1% in same period of last year. These results demonstrate the Company's strategy of product diversification, in which Geo is taking advantage of its existing nationwide infrastructure, as well as expertise in order to grow using minimal additional investments.

The pricing for each of the housing segments is:
> Lower Affordable: homes priced lower than $197,000 pesos.
> Affordable: homes between $197,001 and $350,000 pesos.
> Middle Income: homes priced above $350,001 pesos.

Sales Mix Geo
Jan-Dec

☐ INFONAVIT
☐ FOVI/FOVISSTE


39%
61%
29%
71%
Jan-Dec 03
Jan-Dec 04

Sales Mix by Price Range
Jan-Dec 04

(units)


33,228
8,307
25%
21,598
65%
3,323
10%
Total Sales
Lower Affordable
Affordable
Middle Income & Residential



Average selling price

(pesos as of Dec. 31, 2004)


270,000
266,000
262,000
258,000
258,068
259,079
260,849
266,722
268,907
4Q03
1Q04
2Q04
3Q04
4Q04

Revenues
Jan-Dec

(millions of 2004 pesos)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
6,672.3
7,855.6
Jan-Dec 03
Jan-Dec 04

The seasonality of revenues during 2004 tracked the pattern experienced in the last three years almost identically. Understanding this effect has resulted in more predictable and stable comparisons between years.

Exceeding Management's guidance for the year, revenues for 2004 totaled $7,855.6 million pesos, representing an increase of 17.7% over the previous year.

Average selling price

As a result of the Company's effort to diversify the sales mix, average selling price for a Geo home in 2004 was $268,907 pesos, compared to $258,068 in 2003, an increase of 4.2%.

Gross Profit

Gross Profit for the year showed an increase of 19.0%, totaling $2,127.7 million, while Gross Margin increased 30 basis points, moving from 26.8% in 2003 to 27.1% this year.

Selling, general and administrative expenses

SG&A in 2004 showed a 14.8% increase compared with last year. However, the ratio of SG&A expenses to Sales was 10.0% during 2004, down from 10.3% in 2003.

In this regard, Geo is investing considerable time and money in employee training programs and is working with very innovative courses in order to make its processes more efficient with new control systems and optimized working team productivity.

Gross Profit
Jan-Dec

(millions of 2004 pesos)
■ Margin


2,400
2,000
1,600
1,200
800
400
29%
28%
27%
26%
25%
1,787.3
26.8%
2,127.7
27.1%
Jan-Dec 03
Jan-Dec 04



Operating Profit

This past year continued providing confirmation of the Company's efforts in cost control and operating efficiency, since Operating Profit increased 21.7% compared with the previous year, reaching $1,340.1 million pesos. Also, the higher results were accompanied by an expansion in Operating Margin of 0.6 percentage points, moving from 16.5% in 2003 to 17.1% in 2004.

Margin comparison versus main competitors

It should be noted that in accordance with US GAAP and international standards, Geo capitalizes the cost of financing related to production, rather than applying it to the integral cost of financing.

Under Mexican GAAP and for peer comparison purposes, Gross Margin in 2004 would have been 30.9% and Operating Margin 20.9%.

Operating Profit
Jan-Dec

(millions of 2004 pesos)
■ Margin


1,400
1,200
1,000
800
600
400
19%
18%
17%
16%
15%
1,101.1
16.5%
1,340.1
17.1%
Jan-Dec 03
Jan-Dec 04

Margins Geo
Jan-Dec 04

☐ Capitalized Interest Expenses
☐ Without Capitalizing Interest Expenses


35%
30%
25%
20%
15%
10%
5%
27.1%
30.9%
17.1%
20.9%
Gross Margin
Operating Margin



EBITDA

Slightly exceeding management guidance for the year, EBITDA in 2004 grew by 20.0% compared to the same period of last year, totaling $1,808.5 million, while the EBITDA Margin increased by 0.4 percentage points compared to last year, expanding from 22.6% in 2003 to 23.0% in 2004. This Margin expansion was driven by increased efficiencies in production and collection, as well as the above-mentioned cost-control efforts.

	Jan-Dec 03	Jan-Dec 04	Change	%
Operating Profit	**1,101.1**	**1,340.1**	**238.9**	**21.7%**
Capitalized Interest Expenses	296.4	378.7	82.3	27.8%
Capitalized Repomo	-36.5	-79.1	-42.6	116.7%
Amortization & Depreciation	145.5	168.8	23.4	16.1%
EBITDA	**1,506.5**	**1,808.5**	**302.0**	**20.0%**
EBITDA Margin	**22.6%**	**23.0%**	**0.4%**	**2.0%**
EBITDA in US$ millions	**127.4**	**162.2**	**34.8**	**27.3%**
EBITDA per Share	**2.921**	**3.466**	**0.544**	**18.6%**

EBITDA
Jan-Dec

(millions of 2004 pesos)
■ Margin



2,000
1,600
1,200
800
400
24%
23%
22%
21%
1,506.5
1,808.5
22.6%
23.0%
Jan-Dec 03
Jan-Dec 04

Integral Cost of Financing

In 2004, Geo was able to decrease the Integral Cost of Financing by 9.8% year-over-year, mainly due to the reduction of its debt exposure in US dollars.

	Jan-Dec 03	Jan-Dec 04	Change	%
Financial Products	-28.7	-27.3	1.4	-4.9%
Financial Expenses	207.5	216.0	8.5	4.1%
Monetary Loss	27.2	7.8	-19.3	-71.1%
Exchange Rate Loss	12.2	0.3	-11.9	-97.9%
ICF	**218.2**	**196.8**	**(21.3)**	**-9.8%**

Net Profit

The improvement in operating results during 2004 carried through to the Company's Net Profit, allowing for a 47.8% increase, moving from $543.1 million in 2003 to $802.8 million in 2004, and pushing Net Margin from 8.1% in 2003 to 10.2% in 2004. This was due in part to the direct benefit received from the fiscal reform. Per-share earnings showed an important increase of 54.0% growing from $1.0531 to $1.5385 Pesos for the year.

	Jan-Dec 03	Jan-Dec 04	Change	%
Earnings before Taxes	**857.5**	**1,108.1**	**250.6**	**29.2%**
Income Tx & PTU	**294.9**	**296.4**	**1.5**	**0.5%**
Continued Operations	562.6	811.7	249.2	44.3%
Discontinued Op.	0.0	0.0	0.0	na
Minority Interest	19.5	8.9	-10.6	-54.3%
Net Profit	**543.1**	**802.8**	**259.8**	**47.8%**

Net Profit
Jan-Dec

(millions of 2004 pesos)
□ Margin



900
800
700
600
500
400
300
11%
10%
9%
8%
543.1
802.8
8.1%
10.2%
Jan-Dec 03
Jan-Dec 04

Personnel

As of December 31, 2004, Corporación Geo had a manual labor force of 8,296, representing a 2.3% reduction from 2003. In addition, the number of non-unionized administrative and fixed personnel was 4,789 representing an increase of 34.7% in comparison to December 2003. The increase in personnel is explained by both, current and expected growth in the Company.

Geo's share buyback program operations

With the objective of supporting liquidity, during 2004, the Buyback Program bought 826,900 and sold 980,000 shares, finishing the year with 2,600, and 532,711,159 outstanding shares.



A healthy,

solid & consistent financial structure

Improvements made by Geo during the year in Production Efficiency, Cost Control, and Collections continued to result in significant improvements to the Company's financial structure. Driven by the strong generation of Operating Free Cash Flow, the Company was able to reduce net debt, improving both its risk profile and financial ratios.

Geo was able to achieve the goals previously set for — and to exceed market expectations — in nearly every financial category during 2004. The year-end Accounts Receivable to Sales ratio of 37.7% was well below management's target of 42%, as was the substantial 32.2% reduction in Net Debt.

Operating free cash flow

During the last three years, Geo has focused on achieving moderate EBITDA growth, with positive Free Cash Flow and a stable or improving financial structure. Geo succeeded in this effort in 2004, generating $462.4 million pesos in Free Cash Flow, up from $115.5 million in 2003 due in part to the improvement in the efficiency of collections.

According to the typical seasonality of Revenues, the generation of Free Cash Flow quarter over quarter behaved as follows: during the period of 2004 from January to March the generation of Free Cash Flow was a negative $870.5 million, from January to June it was negative $320.3 million, from January to September the level of generation was a negative $136.1 million, and at the end of the year 2004 the generation totaled a positive $462.4 million.

Free Cash Flow
Accumulated Jan-Dec

(millions of 2004 pesos)


500
400
300
200
100
115.5
462.4
Dec 03
Dec 04

The next table shows the Operating Free Cash Flow statement for the accumulated period of January-December of 2004 versus the same period in 2003:

Accumulated Free Cash Flow Year over Year	Jan-Dec 03	Jan-Dec 04	Change	%
(in millions of pesos as of December 31, 2004)				
Sources				
EBITDA	1,506.5	1,808.5	302.0	20.0%
Interest Income	28.7	27.3	-1.4	-4.9%
Total Sources	**1,535.2**	**1,835.8**	**300.6**	**19.6%**
Uses				
Interest Expenses	-504.0	-594.8	-90.8	18.0%
Working Capital	456.5	557.4	100.9	22.1%
Inventory	-1,203.1	-1,174.5	28.6	-2.4%
Capex	-122.0	-178.8	-56.8	46.6%
Other	-44.2	-53.7	-9.5	21.5%
FX	-12.2	-0.3	11.9	-97.5%
Inflation Adj.	9.3	71.3	62.0	666.7%
Total Uses	**-1,419.7**	**-1,373.4**	**46.3**	**-3.3%**
Free Cash Flow	**115.5**	**462.4**	**+346.9**	**300.3%**

Cash & cash equivalents

Geo's Cash balance at the end of 2004 grew by $892.8 million pesos, representing an important 115.6% increase compared to 2003. Such level of cash provides Geo with the security and flexibility it requires to safely operate its business.

Cash & Cash equivalents

(millions of 2004 pesos)


1,800
1,600
1,400
1,200
1,000
800
600
400
772.1
1,665.0
Dec 03
Dec 04

Collections and accounts receivable

The Accounts Receivable to Sales ratio, an important indicator in the construction industry, was 37.7% for 2004. This was the sixth consecutive year that Geo was able to improve this ratio to a historical low, a clear sign of the success of management's efforts to tie production and collection flows throughout the company.

Accounts receivable to sales


45%
40%
35%
43.1%
37.7%
03
04



Working capital management

Inventory Turnover and Inventory + Accounts Receivable Turnover finished the year at 248 and 318 days, respectively, in line with the levels seen in 2003. These ratios will not decrease dramatically since it is very important for Geo to invest in Work In Process in order to ensure future, consistent growth.

Inventories and land bank

As a result of the investment made in order to assure not only next year's production but also for the following years, the level of Inventories of the fourth quarter presented an increase of $1,013.3 million compared to December 2003. The composition of Inventories as of December 31st was the following:

	Dec-03	Dec-04	Change	%
Work in process	780.3	1,453.7	673.4	86.3%
Materials	253.9	333.5	79.6	31.4%
Short Term Land Inventory	1,096.3	1,211.1	114.8	10.5%
Long Term Land Inventory	741.2	886.7	145.5	19.6%
Inventories	**2,817.7**	**3,885.0**	**1,013.3**	**35.3%**

At the end of 2004, the land bank of homes to be developed and collected, reached a total of 243,300 units as a consequence of the combination of Geo-owned land, options agreements, the land outsourcing scheme and the joint venture with Prudential Real Estate Investors.

With a 15% estimated annual growth rate in units, Geo controls a land bank equivalent to 5.5 years of production while enjoying a low financial cost and limited ownership risk considering its owned land, the outsourcing agreements and the Joint Venture with PREI.

Land Bank
2004


69,084
Geo-Prudential
139,972
Owned
31,094
Optioned
3,150
Land outsourcing

Inventory + Accounts Receivable Turnover (days)


320
318
316
314
312
314
318
03
04

Inventory & Land Bank


Work in Process
Materials
Short term land inventory
Long term land inventory
$780.3
$253.9
$1,096.3
$741.2
$1,453.7
$333.5
$1,211.1
$886.7
03
04





Debt Indicators	Dec-03	Dec-04	Change Amount	%
Net Debt	1,360.7	921.9	(438.8)	-32.2%
Net Debt to Capitalization Ratio	28.9%	18.9%	-10.0	-34.7%
Net Debt to Capitalization Ratio without def. tax	22.3%	13.5%	-8.8	-39.4%
Short Term debt to Total debt	46.7%	68.1%	21.4	45.9%
Long Term debt to Total debt	53.3%	31.9%	-21.4	-40.2%
U.S. Dollar debt to Total debt	4.7%	3.3%	-1.4	-29.2%
Pesos debt to Total Debt	95.3%	96.7%	1.4	1.4%
Liquidity (CA/CL)	2.20	1.86	(0.3)	-15.4%
Acid Test (Ca-Inv/CL)	1.15	0.94	(0.2)	-18.3%

Net debt and financial liabilities

Following management's compromise, Net Debt in the year presented a decrease of 32.2% or $438.8 million pesos, reaching a level of $921.9 million pesos compared to the $1,360.7 million at the end of 2003.

Geo's debt profile was modified to 68.1% short-term and 31.9% long-term financial liabilities. It is important to mention that 41.5% of our Company's Debt is under the figure of Mortgage Bridge Loans that due to their nature must be considered as Working Capital since they represent a very low risk for the Company.

Dollar Exposure of Geo's Debt as of December only represented 3.3% of the total Debt of the Company, while Interest Coverage improved from 2.99 in the 4Q2003 to 3.04 in the 4Q2004, thus reducing the debt risk profile in a significant way.

In addition, the Company has more than $5,506.7 million pesos in lines of credit that are available and not used as a combination of the diverse financial instruments available to Geo. From these lines of credit and programs not used, $3,101.4 million correspond to available lines of credit under the bridge loan financing vehicle while the remaining $2,405.3 million is composed of credits for Land Purchasing, Medium Term Notes, Commercial Paper, Euro Commercial Paper, the Certificados Bursátiles Program and Leasing. This availability in lines of credit ensures enough working capital for the Company to build more than 24,000 houses.

Total Financial Liabilities	Dec-04 Amount	Total%	Average Cost	Average Rates
Bridge Loans	1,071.8	41.50%	TIIE+1.6%	10.66%
Loans for Land Purchasing	178.6	6.92%	TIIE+2.7%	11.80%
Leasing	121.3	4.70%	TIIE+1.0%	10.09%
Short Term Commercial Paper	125.0	4.84%	CETES+1.4%	9.70%
Eurocommercial Paper	55.7	2.16%	6.10%	6.10%
Medium Term Notes in Pesos P002, P003 & P004	700.0	27.10%	TIIE+3.0%	12.04%
Certificados Bursátiles	300.0	11.62%	CETES+3.75%	12.58%
Others	30.2	1.17%	9.11%	9.11%
Average Cost of Debt	**2,582.6**	**100.0%**	**11.15%**	

Miguel Gómez Mont
Chief Executive Officer

Víctor Segura
Chief Financial Officer

Corporate profile

Corporación Geo is the leading housing developer in Mexico and the largest homebuilder in Latin America, as measured by homes sold. Geo is a fully integrated homebuilder engaged in all aspects of design, development, construction, marketing, commercialization and delivery of affordable-level, middle-class and residential housing communities in Mexico.

With operations in 33 cities across 19 states, Geo is the most geographically diversified homebuilder in Mexico, covering approximately 76% of the country's population. In addition, the brand name "Casas Geo" is recognized by 9 out of 10 potential customers in its markets and is the most recognized name overall in the Mexican Housing Industry.

Geo has built an excellent reputation for superior design and quality, evidenced by its 7% market share. Since inception, the Company has sold in excess of 230,000 homes, which currently provide housing to over 1,100,000 people.

Corporación Geo's successful track record is the result of an innovative business model that has allowed the Company to grow dynamically with limited financial risk. During the past 11 years, Geo achieved impressive Unit Sales and EBITDA in US dollars compounded annual growth rates (CAGR) of 15.1% and 22.1% respectively. In 2004, Geo sold 33,228 homes, generating MX$7,855.6 million (US$704.5 million) in revenues and MX$1,808.5 million (US$162.2 million) in EBITDA.

Corporación Geo was established in 1973 and is headquartered in Mexico City. Since 1994, it has been listed in the Mexican Stock Exchange under the ticker symbol GEOB, and is included in the select group of stocks that constitute the Mexican IPyC index. In addition, on May 2004 Geo was included in the Morgan Stanley Capital International Index, MSCI. The Company's senior management team is comprised of individuals that have been involved in directing the Company's operations since its establishment. Geo has a single series of shares.

Geo focuses on generating value for its Shareholders through a profitable growth strategy based on providing superior quality of life to all its homebuyers.





Mission, Vision and Values

Overcoming each day's new challenges has allowed Geo to become a leader in its sector and will remain an important factor in the Company's continued success as the housing industry expands further.

In 2004, Geo was focused on enhancing its corporate culture to instill in all employees an understanding that client satisfaction is the main driver behind the Company's growth and development, as well as the means to national and international recognition.

2005 Vision

"To continue being a leading and certified homebuilder while achieving international prestige and the highest profitability in the industry."

Mission

"To develop integrated and innovative housing communities, assuring our leadership in terms of quality and profitability, while generating benefits to our shareholders, customers, employees, and society."

Values

Human Development: "Values, recognize and leverage the personal and professional capabilities of our employees through a continuous learning process. To create working conditions that improve the quality of life, motivate participation and efficiency, and enhance employee pride in the Company."

Continuous Improvement: "To promote improvements in day to day personal performance and productivity through the measurement, control and optimization of all processes."

Honesty: "To maintain a standard of behavior based on honesty, loyalty, ethical conduct and transparency."

Team Work: "To achieve the goals of the organization by sharing the same objectives and common values, and interacting cordially in an environment of support and respect."

Customer Satisfaction: "To provide our clients a home that meets or exceeds their expectations in terms of quality, price and time of delivery, and to ensure excellent professional and personalized service before, during and after the sale."

Fulfillment: "To meet our time, cost and quality commitments according to our standards and policies."

Profitability: "To achieve the revenues and financial health promised to our shareholders, according to market benchmarks, assuring the long-term sustainable growth of the Company."

Board of directors

The Board of Directors of Corporación Geo is currently composed of thirteen members, out of which seven are part of the Company's management. The Board of Directors is elected annually at Geo's ordinary general shareholder's meeting. The Board is responsible for the management and corporate strategy of the Company.

Luis Orvañanos Lascurain	Chairman of the Board, President
Miguel Gómez-Mont Urueta	Director, Chief Executive Officer
Emilio Cuenca Friederichsen	Director, Chief Legal Officer
Carlos García-Vélez y Cortázar	Director, Chief Architecture Officer
Francisco Arellano Benítez	Director, Chief Operational Officer
Roberto Cruz y Serrano	Director, Chief Technology Officer
Víctor Segura Gómez	Director, Chief Financial Officer
Alfredo Abdeljalek Carrasco	Director
José Carral Escalante	Director
Julio Alfonso Millán Bojalil	Director
Gilberto Pérezalonso Cifuentes	Director
José Manuel Agudo Roldán	Director
David Casares Arrangoiz	Director
Joaquín Gómez Álvarez	Examiner
Tomás Lozano Molina	Secretary

There are no family relationships among the officers and directors of the Company and stockholders holding more than 0.5% of the Company's stock.

Composition of Geo's Board of Directors



31%
External
Directors
69%
Internal
Directors

Audit Committee.- Composed by Mr. Julio Alfonso Millán Bojalil as President and Mr. Alfredo Abdeljalek, Mr. José Carral Escalante and Emilio Cuenca Friederichsen as Directors.

Evaluation & Compensation Committee.- Composed by Mr. David Casares as President, Mr. Luis Orvañanos Lascurain and Francisco Arellano as Directors.

Planning and Financing Committee.- Composed by Mr. José Manuel Agudo as President and Mr. Miguel Gómez Mont, Gilberto Pérez Alonso Cifuentes and Víctor Segura Gómez as Directors.

Corporate Governance

World-Class Corporate Governance

> 31% of the Board Members are Independent Directors.
> There are no family relationships among Titular Directors of the Board, Executive Officers or Corporate Directors.
> Independent Directors lead the Board Committees of Compensation, Finance & Planning and Auditing.
> Full implementation of the Code of Best Corporate Practices instructed by the Mexican Securities Exchange Commission (CNBV) and the Mexican Stock Exchange (BMV).
> More than 30% of Geo's Employees are Shareholders.
> None of Geo's employees or executives have a compensation plan that includes stock options of the Company.
> Geo has a longstanding policy of one series of shares – One Share, One Vote.
> Geo was the first Mexican Company to adopt "Tag-Along Rights" for all of its Shareholders.

Code of Best Corporate Practices

Since 1999 Corporación Geo started to implement the Code of Best Corporate Practices suggested by the Mexican Stock Exchange, BMV, and the Mexican Securities Exchange Commission, CNBV.

The implementation of this Code of Best Corporate Practices has resulted in a gradual process. Every year, the Management of Geo through its Board of Directors, has accomplished in a greater and more adequate manner all aspects of the Code.

The implementation of the Code of Best Practices has been an incremental process. Year by year, under the guidance of its Board of Directors, Geo's management has aligned more closely its practices with those embodied in the Code. Through these types of measures, the Board of Directors, with considerable support from the Audit, Compensation, and Finance and Planning Committees, is providing investors with greater confidence in the Company. The Board Committees, each of which is chaired by an independent director, meet every three months.

At Geo, we are wholly committed to the Code of Best Practices, transparency and timely disclosure of information to investors. The survey about the level of fulfillment with the Code of Best Corporate Practices filed to the BMV and the CNBV is available on line at the Company's Website (www.casasgeo.com).

International Recognitions

In September 2004, Geo was ranked in first place in Latin America and seventh among emerging markets companies, by Euromoney in its 2004 Corporate Governance Survey.

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Examiner's Report

To the Stockholders
of Corporación GEO, S.A. de C.V.

In my capacity as Statutory Auditor, in compliance with the provisions of article 166 of the Mexican General Corporate Law and the bylaws of Corporación GEO, S.A. de C.V., I submit my report on the accuracy, sufficiency and fairness of the consolidated information presented to you by the Board of Directors relative to the Company's operations for the year ended December 31, 2004.

I or in my absence the Alternate Examiner attended the stockholders' meetings and Board of Directors' meetings to which I was summoned, and gathered from the directors and administrators all information on operations, documentation and records which I deemed necessary to examine. My review was performed in accordance with auditing standards generally accepted in Mexico.

In my opinion, the accounting and reporting policies and criteria followed by the Company, and considered by the administrators to prepare the information they have presented at this meeting, are appropriate and sufficient, and were applied consistently with the prior year, and consequently, such consolidated information reflects accurately, fairly and sufficiently the financial position of Corporación GEO, S.A. de C.V. as of December 31, 2004 and the results of its operations, changes in its stockholders' equity and changes in its financial position for the year then ended, in accordance with accounting principles generally accepted in Mexico. *Accordingly, I propose that this Meeting approve the accompanying financial statements.*

C.P.C. Joaquín Gómez Alvarez
Statutory Auditor

Mexico City
February 18, 2005

Independent Auditors' Report

Deloitte.

Board of Directors and Stockholders of
Corporación GEO, S. A. de C. V. and Subsidiaries.

We have audited the accompanying consolidated balance sheets of Corporación GEO, S.A. de C.V. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Corporación GEO, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the results of its operations, changes in its stockholders' equity and changes in its financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

Ramón Arturo García Chávez
February 18, 2005

Consolidated Balance Sheets

As of December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004)

Assets	2004	2003
Current assets:		
Cash and temporary investments	Ps. 1,664,952	Ps. 772,148
Accounts receivable – Net (Note 4)	2,960,859	2,872,931
Real estate inventories (Notes 5 and 11)	2,998,251	2,130,435
Other current assets (Note 6)	215,701	148,992
Total current assets	7,839,763	5,924,506
Recoverable credit rights (Note 8)	100,276	221,172
Real estate inventories (Notes 5 and 11)	886,749	741,237
Investments in associated companies (Note 7)	199,758	182,568
Property, machinery and equipment – Net (Note 9)	801,718	806,011
Other assets – Net (Note 10)	153,715	151,660
Total	Ps. 9,981,979	Ps. 8,027,154
Liabilities and stockholders' equity		
Current liabilities:		
Notes payable to financial institutions (Note 11)	Ps. 1,350,348	Ps. 901,760
Current portion of long-term debt (Note 14)	435,820	94,524
Amounts payable to suppliers of land - current portion (Note 12)	708,372	523,568
Amounts payable to other suppliers	1,044,402	824,539
Accrued expenses, taxes payable and other current liabilities (Note 13)	692,202	347,884
Employee statutory profit-sharing	2,693	2,206
Total current liabilities	4,233,837	2,694,481
Amounts payable to suppliers of land (Note 12)	64,392	60,853
Long-term debt (Note 14)	800,657	1,136,537
Deferred income taxes (Note 21)	920,679	786,175
Total liabilities	6,019,565	4,678,046
Commitments and contingencies (Note 23 and 24)		
Stockholders' equity (Note 15):		
Common stock	419,139	414,339
Additional paid-in capital	2,525,752	2,525,752
Reserve for repurchase of shares	247,280	247,026
Retained earnings	4,073,505	3,270,677
Insufficiency in restated stockholders' equity	(2,665,775)	(2,490,915)
Cumulative effect of deferred income tax	(638,076)	(638,076)
Majority stockholders' equity	3,961,825	3,328,803
Minority stockholders' equity in consolidated subsidiaries (Note 17)	589	20,305
Total stockholders' equity	3,962,414	3,349,108
Total	Ps. 9,981,979	Ps. 8,027,154

 See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004, except per share amounts)

	2004	2003
Revenues:		
Real estate development activities (Note 18)	Ps. 7,687,076	Ps. 6,645,832
Construction	168,474	26,434
	7,855,550	6,672,266
Costs:		
Real estate development activities (Note 19)	5,628,093	4,874,344
Construction	99,709	10,645
	5,727,802	4,884,989
Gross income	2,127,748	1,787,277
Selling, general and administrative expenses	787,695	686,146
Income from operations	1,340,053	1,101,131
Other expenses – Net	49,832	50,291
Net comprehensive financing cost:		
Interest income	(27,292)	(28,696)
Interest expense (Note 20)	216,041	207,548
Exchange loss – Net	251	12,152
Monetary position loss	7,844	27,165
	196,844	218,169
Income from operations before income tax and employee statutory profit-sharing expense, and equity in income of associated companies	1,093,377	832,671
Income tax and employee statutory profit-sharing expense (Note 21)	296,391	294,921
Equity in income of associated companies (Note 7)	14,761	24,841
Consolidated net income	Ps. 811,747	Ps. 562,591
Net income of majority stockholder	Ps. 802,828	Ps. 543,073
Net income of minority stockholders (Note 17)	8,919	19,518
Consolidated net income	Ps. 811,747	Ps. 562,591
Basic earnings per share of majority stockholders (Note 22):	Ps. 1.54	Ps. 1.05

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004)

	Common Stock
Balances as of, January 1, 2003	Ps. 419,071
Repurchase of shares	(4,732)
Comprehensive income	-
Minority stockholders' withdrawal	-
Balances as of, December 31, 2003	414,339
Issuance of common stock	3,544
Repurchase of shares	1,256
Comprehensive income	-
Minority stockholders' withdrawal	-
Balances as of, December 31, 2004	**Ps. 419,139**

See accompanying notes to consolidated financial statements.

Additional Paid inCapital	Reserve for Repurchase of Shares	Retained Earnings	Insufficiency in Restated Stockholders' Equity	Cumulative Effect of Deferred Income Tax	Minority Stockholders' Interest in Consolidated Subsidiaries	Total (Note 15)
Ps. 2,525,752	Ps. 240,854	Ps. 2,727,604	Ps. (2,371,615)	Ps. (638,076)	Ps. 43,536	Ps. 2,947,126
-	6,172	-	-	-	-	1,440
-	-	543,073	(119,300)	-	19,518	443,291
-	-	-	-	-	(42,749)	(42,749)
2,525,752	247,026	3,270,677	(2,490,915)	(638,076)	20,305	3,349,108
-	-	-	-	-	-	3,544
-	254	-	-	-	-	1,510
		802,828	(174,860)		8,919	636,887
-	-	-	-	-	(28,635)	(28,635)
Ps. 2,525,752	Ps. 247,280	Ps. 4,073,505	Ps. (2,665,775)	Ps. (638,076)	Ps. 589	Ps. 3,962,414

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004)

	2004	2003
Operating activities:		
Consolidated net income	Ps. 811,747	Ps. 562,591
Items that did not require (generate) resources:		
Depreciation and amortization	168,845	153,054
Equity in income of associated companies	(14,761)	(24,841)
Deferred income taxes	187,972	214,527
(Gain) loss from sale of machinery and equipment	(1,827)	3,660
Seniority premiums	1,923	(92)
	1,153,899	908,899
Changes in operating assets and liabilities:		
Accounts receivable	(87,927)	(36,909)
Recoverable credit rights	120,897	(51,790)
Real estate inventories	(1,174,510)	(1,203,066)
Other current assets	(66,709)	51,402
Amounts payable to suppliers	408,205	552,343
Recoverable tax on assets paid	(53,469)	(84,222)
Accrued expenses taxes payable and other current liabilities	344,318	142,646
Employee statutory profit-sharing	487	(62)
	(508,708)	(629,658)
Net resources generated by operating activities	645,191	279,241
Financing activities:		
Net borrowings – short-term	425,329	(273,833)
Net borrowings – long-term	26,752	35,533
Issuance of common stock	3,544	-
Repurchase of shares	1,510	1,456
Minority stockholders' withdrawal	(28,635)	(42,749)
Net resources generated by (used in) financing activities	428,500	(279,593)
Investing activities:		
Acquisition of machinery and equipment	(233,069)	(163,237)
Proceeds from the sale of investments in associated company	-	103,117
Other assets	(2,055)	(41,841)
Proceeds from the sale of machinery and equipment	59,939	8,608
Investment in shares of associated company	(5,701)	(70,463)
Net resources used in investing activities	(180,886)	(163,816)
Cash and temporary investments:		
Net increase (decrease)	892,805	(164,168)
Balance at beginning of year	772,147	936,316
Balance at end of year	Ps. 1,664,952	Ps. 772,148

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004)

1. Nature of business

Corporación GEO, S. A. de C. V. ("GEO") is a holding company, and together with its subsidiaries (collectively, the "Company"), is a fully integrated developer of affordable housing projects constructed primarily in Mexico.

The Company's principal activities in real estate development include (i) land acquisition, (ii) obtaining required permits and licenses, (iii) installing infrastructure improvements required for each housing development, (iv) designing, constructing and marketing housing developments, and (v) assisting homebuyers in obtaining mortgage loans. In addition to its real estate development activities, the Company acts as a contractor for certain Mexican state government agencies, providing construction activities similar to its development activities, except that the Company does not acquire the land on which such projects are built.

a **Operating cycle** - The Company's operations have experienced significant seasonality during the year. This seasonality was initially the result of the operational and lending cycles of the various institutions that provide mortgage financing to the low income housing sector.

In recent years the operational and lending cycles of mortgage financing institutions have evened out over the year, but the Company's operations continue to be somewhat seasonal in nature. Most development and construction begins toward the first half of the year. The construction of an affordable entry-level housing development typically takes between six and nine months to complete. As a result, the construction of most housing developments built by the Company is generally completed during the last quarter of the year.

Marketing and sales also intensify significantly after the first quarter of the year. As a result of the foregoing, the Company has experienced, and will continue to experience, significant quarter-to-quarter variances in its results of operations.

Although income from the sale of affordable entry-level homes is recognized by the percentage- of-completion method, proceeds from such sales are not actually received by the Company from home buyers until the homes are completed and delivered. Accordingly, the Company must finance substantially all of its development activities through bridge loans (i.e., loans from commercial banks secured by land on which the development is to be built and intended to be repaid from the proceeds of sales of units in the development) and its working capital. Consequently, the Company generally experiences higher levels of indebtedness during the second and third quarters of each fiscal year.

b **Mexican housing financing system** - The financing system for Mexico's housing market is segmented into four institutional groups as follows:

- Government pension and housing funds which are financed primarily by employee contributions. These funds are as follows:
  - Instituto Nacional del Fondo de la Vivienda para los Trabajadores (INFONAVIT), for private sector employees,
  - Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSTE), for public sector employees, and
  - Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas (Isssfam), for military personnel.
- Commercial banks, using funds on deposit to provide financing for the middle-income and upper-income housing markets.

- The Sociedad Hipotecaria Federal (SHF or Federal Mortgage Fund) (formerly the Housing Bank Financing and Operating Fund) (FOVI), a public housing fund administered by the Mexican Central Bank. The FOVI provides financing with funds from the World Bank, the Mexican government and its own funds, through commercial banks and limited purpose finance funds (SOFOLES). SOFOLES are limited purpose finance entities that operate as banks that only grant mortgage loans. In the year 2003 the Federal Mortgage Fund (SHF) was created for the purpose of developing primary and second rate mortgage loan markets, by granting guarantees for the construction, acquisition and improvement of housing, preferably low income, and increasing the productive capacity and technical development of housing; and financing related to the outfitting of the residential housing units. It operates with financial intermediaries which may be full service banking institutions, insurance companies, limited purpose finance entities (SOFOLES), and economic development trusts guaranteed by the Federal Government.
- Direct subsidies from public housing agencies, including Fondo Nacional de Habitaciones Populares and state housing trusts.

2. Basis of presentation

a **Explanation for translation into English** - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (MEX GAAP). Certain accounting practices applied by the Company that conform with MEX GAAP may not conform with accounting principles generally accepted in the country of use.

b **Consolidation of financial statements** - The consolidated financial statements include those of GEO and its subsidiaries, whose shareholding percentage in their capital stock is shown below.

	Ownership Percentage	
	% 2004	% 2003
Crelam, S. A. de C. V.	**100**	100
Geo Querétaro, S.A de C.V	**100**	100
Evitam, S. A. de C. V.	**95**	95
Geo Baja California, S. A. de C. V.	**100**	100
Geo D. F., S. A. de C.V.	**99**	99
Geo Edificaciones, S. A. de C. V.	**100**	100
Geo Guanajuato, S. A. de C. V.	**100**	100
Geo Guerrero, S. A. de C. V.	**100**	100
Geo Oaxaca, S.A de C.V.	**100**	99
Geo Hogares Ideales, S. A. de C. V.	**100**	100
Geo Importex, S. A. de C. V.	**100**	100
Geo Laguna S. A. de C. V.	**100**	100
Geo Monterrey, S. A. de C. V.	**100**	97
Geo Morelos, S. A. de C. V.	**100**	100
Geo Puebla, S. A. de C. V	**100**	100
Geo Jalisco, S. A. de C. V.	**100**	100
Geo Tamaulipas, S. A. de C. V.	**100**	100
Geo Veracruz, S. A. de C. V.	**100**	100
Inmobiliaria Anso, S. A. de C. V.	**100**	100
Inmobiliaria Camar, S. A. de C. V.	**100**	100
Inmobiliaria Jumáis, S. A. de C. V.	**100**	100
Lotes y Fraccionamientos, S. A. de C. V.	**100**	100
Obras y Proyectos Coma S. A. de C. V.	**99**	99
Promotora Turística Playa Vela, S. A. de C. V.	**100**	100

Intercompany balances and transactions have been eliminated in these consolidated financial statements.

The Company entered into trust contracts, for the purpose of developing low-income housing units. The Company contributes to the design and construction of the housing units and the other parties (various individual interests in the trust contracts) provide the land for building the housing units. These interests are shown in these consolidated financial statements under minority interest. Under these agreements, the first 8.5% to 10% of the selling price is distributed to the other party as consideration for the land contributed.

As of December 31, 2004 and 2003, GEO had a minority interest in the following associated entities:

	Ownership Percentage % 2004	% 2003
Residential Investment Program	4.72	20.00
Hipotecaria su Casita, S. A.	8.94	8.86
Centro de Investigación y Documentación de la Casa, S. C.	9.00	9.00
Destino Electrónico, S. A. de C. V.	3.50	3.50
Ultima Comunicaciones, S. A. de C. V.	48.00	48.00

c **Comprehensive income** – Represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income items of the same period, which are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2004 and 2003, other comprehensive income (loss) items consist of the excess (insufficiency) in restated stockholders' equity, and the net income (loss) of minority stockholders.

d **Reclassifications** - Certain amounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2004.

3. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a **Recognition of the effects of inflation** - The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior year.

b **Temporary investments** - Temporary investments are stated at the lower of acquisition cost plus accrued yields or at market value.

c **Real estate inventories** - Real estate inventories primarily consist of the acquisition cost of land, licenses, materials, labor and direct and indirect expenses incurred in the Company's construction activities. Theses amounts are restated using the specific cost method.

During the development period of the real estate inventories, the net comprehensive financing cost of mortgage bridge loans and other financing related to the construction process is capitalized.

d **Investments in associated companies** - Investment in associated companies are accounted for using the equity method when the Company has significant influence (generally an ownership interest between 10% and 50%) and does not control the associated company.

e **Property, machinery and equipment** - Property, machinery and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation and amortization are calculated using the straight – line method based on the remaining useful lives of the related assets, as follows.

	2004	2003
Buildings	**40**	40
Furniture and fixtures	**10**	10
Machinery and equipment	**3 to 6**	3 to 6
Installation expenses	**5**	5
Vehicles	**4**	4
Computers	**3**	3

f **Impairment of long-lived assets in use** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

g **Installation expenses** - The Company capitalizes all investments related to sales centers, which are restated using the NCPI and amortized by the straight-line method over five years.

h **Tools** - Tools are stated at the acquisition cost. This cost is restated using the NCPI and amortized by the straight–line method over three years.

i **Preoperating costs** - Preoperating costs are included in other assets and represent expenditures incurred in developing new domestic products, including establishing a production center to develop markets and commence sales operations. Such amounts are restated using the NCPI and are amortized as of the date at which they start the process of construction by applying the straight-line method over five years.

j **Debt issuance costs** - Costs related to the issuance of debt are recorded at cost, restated using the NCPI and are amortized as interest expense over the life of the related debt in accordance with the interest method, or using the straight – line method when the total amount is paid upon expiration.

k **Commissions payable** - Commissions payable to agents are recognized as expense when the related sales are recorded.

l **Warranty reserves** - Estimated future warranty obligations related to homes sold are recognized as expenses in the period in which the related sales are recorded and are included in other current liabilities in the consolidated balance sheets.

m **Employee retirement obligations** - Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

n **Income tax, asset tax and employee statutory profit-sharing** - Income tax (ISR) and employee statutory profit–sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carry forwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability.

As of fiscal 2004, PTU is determined based on the tax result obtained. Deferred PTU derived from temporary differences resulting from comparing the book and tax values of assets and liabilities is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The asset tax paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

o **Foreign currency balances and transactions** - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

p **Insufficiency in restated stockholders' equity** - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain (loss) from holding nonmonetary assets which resulted from restating certain nonmonetary assets above (below) inflation less the related deferred income tax effect.

q **Revenue and cost recognition** - Revenues from the Company's real estate development activities are recorded pursuant to the "percentage-of-completion" method, in accordance with the number of equivalent units and based on the costs incurred in each project or development.

The Construction contracts, not including the Company's development activities, are accounted for using the percentage of completion method, revenues are recognized in proportion to the cost incurred.

The Company begins to recognize the real estate development revenues, up to the total number of those equivalent units produced that complied with the following requirements:

Revenues derived from real estate developments are recognized when project approval is received from the INFONAVIT, FOVISSSTE, ISSSFAM, FONHAPO, BANKS and SHF, after customers have made down payments, if required, and when the respective purchase-sale contracts have been reviewed and signed by the Company to confirm their compliance with all the regulations established for certification by the aforementioned institutions. Experience has shown that virtually all customers requesting loans obtain a favorable qualification and the financing needed to acquire homes. Given the significant demand, disqualified customers are replaced in the Company's portfolio by others that comply with the aforementioned requirements. The Company maintains a provision equal to 0.75% of the revenues of the period.

r **Monetary position loss** - Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Losses result from maintaining a net monetary asset position.

s **Earnings per share** - Basic earnings per common share are calculated by dividing consolidated net income of majority stockholders by the weighted average number of shares outstanding during the year.

4. Accounts receivable

	2004	2003
Unbilled revenues on developments in progress (1)	**Ps. 2,632,299**	Ps. 2,778,461
Reserve for cancellation of contracts (2)	**(16,100)**	(7,545)
Total real estate development activities	**2,616,199**	2,770,916
Cost and estimated income in excess of billings on uncompleted contracts	**-**	1,503
Billings on contracts	**17,151**	18,574
Funds retained	**1,137**	786
Notes receivable and other	**330,789**	95,951
Allowance for doubtful accounts	**(4,417)**	(14,799)
Total construction and other accounts receivable	**344,660**	102,015
	Ps. 2,960,859	Ps. 2,872,931

(1) Unbilled revenues on development in progress according to type of mortgage are as follows:

	2004	2003
SHF & FOVISSSTE	Ps. 761,065	Ps. 607,368
Line II and INFONAVIT auctions	1,871,234	2,171,093
	Ps. 2,632,299	Ps. 2,778,461

(2) This reserve consists of the following:

	2004	2003
Sales	Ps. (23,110)	Ps. (14,708)
Cost	7,010	7,163
Total	Ps. (16,100)	Ps. (7,545)

5. Real estate inventories

	2004	2003
Land held for development	Ps. 2,097,851	Ps. 1,837,546
Construction in progress	1,132,468	729,031
Construction in progress on trust land	299,139	29,106
Construction materials	333,492	253,872
Advances to suppliers	22,050	22,117
	3,885,000	2,871,672
Non-current land	886,749	741,237
	Ps. 2,998,251	Ps. 2,130,435

6. Other current assets

	2004	2003
Recoverable taxes	Ps. 44,026	Ps. 24,141
Sundry debtors	72,488	71,066
Prepaid expenses	99,187	53,785
	Ps. 215,701	Ps. 148,992

7. Investments in associated companies

Investment in associated companies is as follows:

	2004	2003
Hipotecaria su Casita, S. A. (See Note 25)	Ps. 128,191	Ps. 112,008
Centro de Investigación y Documentación de la Casa, S.C.	216	236
Destino Electrónico, S. A. de C. V.	(94)	(99)
Ultima Comunicaciones, S. A. de C. V.	(580)	(610)
Fideicomiso del Estado de Querétaro	5,304	-
Residential Investment Program	66,721	71,033
	Ps. 199,758	Ps. 182,568

Equity in income of associated companies is as follows:

		2004		2003
Hipotecaria su Casita, S. A.	Ps.	**20,416**	Ps.	20,402
Centro de Investigación y Documentación de la Casa, S. C.		**(34)**		(62)
Destino Electrónico, S. A. de C. V.		**-**		(7)
Residential Investment Program		**(5,621)**		-
Ultima Comunicaciones, S. A. de C. V.		**-**		(258)
Grupo Geosal (1)		**-**		4,766
Total equity income	**Ps.**	**14,761**	Ps.	24,841

(1) In October 2003, the Company sold all of its participation in the equity of the Grupo Geosal.

8. Credit rights - securitization of future credit rights

In 2000, subsidiaries of GEO established a revolving program to securitize the credit rights derived from their purchase-sale contracts, which are placed in a trust established for such purpose in Nacional Financiera, S.N.C., Institución de Banca de Desarrollo. Nacional Financiera acts as the trustee.

Through a public offering of Amortizable Ordinary Participation Certificates (CPOs) which includes the issuance of preferred and subordinated series of CPOs acquired by the general public and GEO, respectively, the trust obtains funds to purchase credit rights. Once credit rights are collected, new acquisitions of credit rights are made, taking into consideration the expiration of the CPO issue. Four issues of CPOs were carried-out in April and December 2000, December 2001 and March 2004 for Ps.133,000, Ps.167,000, Ps.100,000 and Ps. 174,000 respectively, which expire in April 2002, July 2004, August 2005 and March 2010. The first and the second issues were fully amortized on January 15, 2002 and January 16, 2004, respectively.

GEO has the obligation to complete the construction of the housing units related to the credit rights and is responsible for collecting the credit rights and depositing the proceeds daily in the trust. The preferred CPOs are paid at face value and generate interest for each of the three issues made, at an annual rate of 11.03% and 10.03%, respectively, which is charged to the trust's net worth. Using the resources obtained from the collection of credit rights, a fund (Aforo) is established in the trust to pay expenses and interest on the preferred CPOs. Once the preferred CPOs are fully paid, the remnant of the trust's net worth is used to pay the subordinated CPOs.

Early amortization of preferred CPO's, as established with the trust and subject to prior instructions from the Technical Committee to the trustee, will be made at face value when, among other reasons:

a. The trustors for any reason refuse to or cannot assign additional future credit rights to the trust to make permitted investments, and such eventuality is translated into the accrual of 50% in cash held in trust of the value of the principal of the preferred CPO's, and such situation remains in effect for 60 calendar days.

b. The future credit rights do not meet the eligibility criteria established in the trust issue affidavit.

		2004		2003
Second issue - December 7, 2000	**Ps.**	**-**	Ps.	(167,000)
Third issue - December 20, 2001		**(100,000)**		(100,000)
Fourth issue - March 31,2004		**(172,000)**		-
Aforo		**(294,079)**		(173,623)
Reinvestments		**(2,015,280)**		(963,403)
Securitized credit rights - total		**(2,581,359)**		(1,404,026)
Less: collected portfolio of notarized houses		**1,940,430**		815,461
Securitized credit rights - net		**(640,929)**		(588,565)
Less: Work completed regarding credit rights		**532,647**		424,396
Less: Investments in subordinated CPOs		**208,558**		374,429
Credit rights - Net		**100,276**		210,260
Restatement to purchasing power of December 31, 2004		**-**		10,912
Recoverable credit rights (Subordinated CPOs - Net)	**Ps.**	**100,276**	Ps.	221,172

9. Property, machinery and equipment

	2004	2003
Land	Ps. 95,047	Ps. 113,069
Buildings	149,834	155,030
Machinery and equipment	1,060,146	954,638
Computers	118,859	114,111
Furniture and fixtures	103,901	91,318
	1,527,787	1,428,166
Accumulated depreciation	(768,626)	(657,977)
	759,161	770,189
Installation costs	98,956	72,047
Accumulated amortization	(56,399)	(36,225)
	42,557	35,822
	Ps. 801,718	Ps. 806,011

10. Other assets

	2004	2003
Preoperating costs	Ps. 31,855	Ps. 31,855
Debt issuance costs	13,878	13,878
Tools and equipment	73,478	73,478
	119,211	119,211
Accumulated amortization	(38,730)	(24,270)
	80,481	94,941
Advance deposit	51,339	36,662
Long-term receivables (1)	21,895	20,057
	Ps. 153,715	Ps. 151,660

(1) These refer to collection rights to housing sold by the Queretaro State Housing Commission with the following characteristics: term of 30 years; periodic installments to be made up to the year 2026; collection carried-out by INFONAVIT.

11. Notes payable to financial institutions

	2004	2003
Denominated in Mexican pesos:		
Mortgage bridge loans secured by real estate inventory; variable interest rates based on: TIIE plus 1.6 points at December 31, 2004 and 2003.	Ps. 1,071,837	Ps. 661,541
Commercial paper with various issue dates, due within a year of issuance and issued with a discount rate of 10.11% and 9.59% at December 31, 2004 and 8.54% at December 31, 2003.	125,000	52,595
Notes payable, unsecured, with interest rates varying from 10.29% at December 31, 2003.	-	18,934
Mortgage loans for the purchase of land secured by real estate inventory; variable interest rates based on: TIIE plus 2.7 points at December 31, 2004 and 2003.	153,511	168,690
	Ps. 1,350,348	Ps. 901,760

At December 31, 2004 the Company has credit lines available in the amount of Ps.5,506,688.

TIIE.- This is determined by the Mexican Central Bank. As of December 31, 2004 and 2003, the TIIE was 8.9500% and 6.2889%, respectively.

12. Amounts payable to suppliers of land

The Company has executed several purchase and sale contracts for the following plots of land:

	2004	2003
Contract for the purchase of 425 developed lots of the plot named Palmas Hacienda for the amount of $126,805, expiring in July 2005.	$ 126,805	$
Contract for the purchase of eight lots of the plot named La Mitra for the amount of $325,527, expiring in October 2005.	325,527	
Contract for the purchase of 767,123.57 square meters of the ranch named Las Palomas for the amount of $78,991, expiring in 2005.	78,991	
Contract for a total of $91,260, expiring in 2004.		80,218
Contract for a total of U.S. $6,898 thousands for the plot of land named Laguna México, expiring when the public deed is notarized.	46,515	64,767
Contract for a total of $197,954 expiring when the public deed is notarized.		91,886
Contract for a total of U.S. $7,155 thousands for the plot of land named Cañón Doña Petra expiring when the public deed is notarized.	39,889	84,578
Contracts for different plots of land with different expirations.	155,037	262,972
Total	772,764	584,421
Short-term expirations.	(708,372)	(523,568)
Long-term liabilities.	$ 64,392	$ 60,853

13. Accrued expenses, taxes payable and other current liabilities

	2004	2003
Taxes other than income taxes	Ps. 93,396	Ps. 110,432
Provisions	117,804	61,179
Services and other	481,002	176,273
	Ps. 692,202	Ps. 347,884

14. Long-term debt

		2004		2003
Denominated in Mexican pesos:				
Medium-term note payable, maturing January 27, 2005, bearing variable interest at December 31, 2004 and 2003 of 12.53% and 10.03%, respectively.	Ps.	300,000	Ps.	315,570
Medium-term note payable, maturing March 28, 2006; bearing variable interest at December 31, 2004 and 2003 of 11.50% and 8.95%, respectively.		135,000		142,007
Medium-term note payable, maturing April 26, 2006; bearing variable interest December 31, 2004 and 2003 of 11.99% and 9.63%, respectively.		65,000		68,374
Medium-term note payable, maturing October 6, 2006; bearing variable interest at December 31, 2004 and 2003 of 12.09% and 9.19%, respectively.		200,000		210,380
Share certificate maturing on March 7, 2008, bearing variable interest at December 31, 2004.and 2003, of 12.84% and 9.96%, respectively.		300,000		315,570
Capital leases for the acquisition of machinery and equipment with variable interest rate equal to the TIIE rate plus 1.5% as of December 31, 2004 and 2003.		121,333		50,396
Mortgage bridge loans secured by real estate inventory, variable interest rates equal to 2.7 above TIIE rate as of December 31, 2004 and the TIIE rate plus 2% at December 2003.		25,096		25,578
Denominated in U.S. Dollars:				
Euro commercial paper program for up to US. 70,000,000. At December 31, 2004, US. 5,000,000 has been issued at a fixed annual interest rate of 6.10%, as of December 31, 2004, maturing on February 4, 2005.		55,747		59,102
Note payable to GE Capital for U.S. 6,500,000; 19 remaining quarterly installments of principal plus interest at 9.11% at December 31, 2004 and 2003; secured by aircraft.		30,162		41,867
		1,232,338		1,228,844
Less current portion of long-term debt		435,820		94,524
		796,518		1,134,321
Seniority premium		4,139		2,216
	Ps.	800,657	Ps.	1,136,537

Contractual maturities of long-term debt are as follows:

Years ending December 31		Amount
2006		486,310
2007		10,208
2008		300,000
	$	796,518

15. Stockholders' equity

a. Majority stockholders' equity at historical and restated values at December 31, 2004 and 2003, respectively, is as follows:

2004	Historical		Restatement		Restated	
Common stock	Ps.	119,377	Ps.	299,762	Ps.	**419,139**
Additional paid-in capital		998,453		1,527,299		**2,525,752**
Reserve for repurchase of shares		220,878		26,402		**247,280**
Retained earnings		3,180,402		893,103		**4,073,505**
Insufficiency in restated stockholders' equity		-		(2,665,775)		**(2,665,775)**
Cumulative effect of deferred income tax		(528,707)		(109,369)		**(638,076)**
	Ps.	3,990,403	Ps.	(28,578)	Ps.	**3,961,825**

2003	Historical		Restatement		Restated	
Common stock	Ps.	114,631	Ps.	299,708	Ps.	414,339
Additional paid-in capital		998,453		1,527,299		2,525,752
Reserve for repurchase of shares		220,878		26,148		247,026
Retained earnings		2,331,470		939,207		3,270,677
Insufficiency in restated stockholders' equity		-		(2,490,915)		(2,490,915)
Cumulative effect of deferred income tax		(528,707)		(109,369)		(638,076)
	Ps.	3,136,725	Ps.	192,078	Ps.	3,328,803

At December 31, 2004, authorized common stock was 555,396,540 shares, of which 532,713,759 have been issued and paid for at such dates. The shares are no-par value common stock, are not subject to withdrawal and refer only to fixed capital. At December 31, 2004, the Company had 532,711,159 shares outstanding and 2,600 shares held in treasury.

Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2004 and 2003, the legal reserve, in historical pesos, was Ps. 18,182 and Ps. 17,052, respectively.

Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the ISR rate was 33%; it will decrease to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

b. At the Stockholders' and Board of Directors' extraordinary meetings held in April, May and August, 2001, the following was approved:

- The issuance of additional common stock up to $67,880 through the conversion of unsecured bonds into 60,606,778 GEO shares. It was agreed that 10,606,778 of the shares would be issued to GEO employees, as part of an incentive plan, for past, present and future incentives. The remaining 50,000,000 shares would be issued only under a "GEO takeover" according to resolutions to be made by the Board of Directors in future meetings.
- At the Board of Directors' meeting held on May 4, 2001, the term "GEO takeover" was defined. A GEO takeover is the attempted acquisition, offering or exchange of 30% or more of the Company's stock by one or more individuals or entities without the written approval of the Board of Directors. During such meeting, the procedure to exchange the 50,000,000 shares in case of

a hostile takeover was also established. The Board of Directors would select the executives who would receive the shares. The executives would then transfer the shares to a trust. The shares in this trust would be distributed on a pro-rata basis among all current shareholders, except for those identified by the Board of Directors as responsible for the takeover. Such bylaw amendment would be valid only with prior authorization of the National Banking and Securities Commission (CNBV), in accordance with article 14 Bis 3, paragraph 7 of the New Securities Exchange Act published on June 1, 2001.

- In order to increase the number of shares of common stock due to the conversion of convertible debentures into shares, as explained in the previous paragraph, it was approved to increase the fixed part of common stock by the amount of Ps.67,880 through the issuance of 60,606,778 common shares of Series "B", at no par value, to be deposited in the Company's treasury.
- It was also agreed to cancel 9,125,293 shares issued in March 1997, which had not been subscribed or paid.
- The Board of Directors of GEO agreed that if a fair and adequate tender offer (non-hostile) for the Company were received and accepted, this offer should be extended by the buying group to all the investors of the Company, in such a way that minority stockholders and the controlling group would have the opportunity to participate in such offering and sell their shares at the same price and under the same conditions. This type of protection to the minority stockholders is known in international stock markets as "Tag Along" rights.

c. The Stockholders' Extraordinary General Meeting of April 21, 2004, resolved the following:

- The definitive cancellation of the Protection Plan for the Company and its Minority Stockholders approved by the Stockholders' Extraordinary General Meeting of August 31, 2001, together with the cancellation of the authorization to issue 50,000,000 unsecured debentures, the cancellation of 50,000,000 ordinary Series "B" shares at no-par value representing fixed capital and a $56,000 reduction of authorized common stock.
- A shareholding restructure involving all shares representing the Company's common stock, by dividing each share into five new ordinary Series "B" shares at no-par value through the issuance of 555,396,540 new shares to replace the 111,079,308 previously issued shares.
- Modification of the clauses of the 2001 "Issuance of Unsecured Debentures of Corporación Geo, S. A. de C. V." (Geo), establishing that each unsecured debenture issued would be convertible for five shares.

d. With regard to the incentives plan for key personnel, in December 2002, 2,954,283 unsecured debt securities with a par value of $1.12 pesos were issued and subsequently converted into shares to generate a capital increase of $3,308. On December 23, 2003, 1,108,020 unsecured debt securities with a par value of $1.12 pesos were issued and converted prior to February 28, 2004. In December 2004 (following the aforementioned shareholding restructure), 10,039,594 unsecured debt securities with a par value of $0.224 pesos were issued and converted into shares to generate a capital increase of $2,249. At December 31, 2004, the number of unsubscribed shares is 22,682,781.

The employees' and executives' incentives plan is subject to the following conditions:

Act as a Company officer during the established periods and under the respective terms, while otherwise recognizing that the value of shares will be $0.224 pesos.

Acquisition rights for shares based on the aforementioned schedule will not have proportional effects based on the elapsed periods of the year, as such rights will only be generated on specifically established dates.

e. The balances of the tax accounts of stockholders' equity at December 31, 2004 and 2003 are as follows:

	2004	2003
Contributed capital account	**$ 2,933,811**	$ 2,933,811
Net tax income account	**320**	320
	$ 2,934,131	$ 2,934,131

16. Foreign currency balances and transactions

a. At December 31, 2003 the foreign currency monetary position is as follows:

Balances	Balances in Foreign Currency (Thousands)	Mexican Peso Equivalent
U.S. Dollars:		
Monetary assets	106	1,181
Monetary liabilities	(7,705)	(85,909)
Monetary liability	(7,599)	(84,728)

b. Exchange rates in effect at the dates of the consolidated balance sheets and of issuance of the consolidated financial statements were as follows:

	February 18, 2005	December 31, 2004	December 31, 2003
U.S. dollar – Mexican Central Bank	$ 11.1389	$ **11.1495**	$ 11.2372

17. Minority stockholders' equity in consolidated subsidiaries

Minority stockholders' equity at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Common stock	**Ps. 84,226**	Ps. 95,872
Accumulated deficit	**(91,644)**	(108,431)
Net income	**8,919**	19,518
Insufficiency in restated stockholders' equity	**(586)**	(2,373)
	915	4,586
Contributions from trustors (See Note 2)	**(326)**	15,719
	Ps. 589	Ps. 20,305

18. Real estate development revenues

Real estate development revenues by mortgage lender are as follows:

	2004	2003
Line II and INFONAVIT auction	**$ 5,390,607**	$ 4,185,009
SHF and FOVISSSTE	**2,310,260**	2,457,863
Revenue (cost) from cancellation (creation) of reserves	**(13,791)**	2,960
	$ 7,687,076	$ 6,645,832

19. Real estate development costs

Real estate development costs by mortgage lender at December 31, 2004 and 2003, are as follows:

	2004	2003
Line II and INFONAVIT auction	**$ 3,936,711**	$ 3,054,282
SHF and FOVISSSTE	**1,687,162**	1,808,381
Cost (revenues) from cancellation (creation) of reserves	**(4,522)**	2,690
Cost of guarantees and services	**8,742**	8,991
Total	**$ 5,628,093**	$ 4,874,344

20. Interest expense

		2004		2003
Interest and commissions paid during the year	$	198,878	$	198,828
Amortization of cost of issuing medium-term commercial paper and recoverable credit rights		17,163		8,720
Total	$	216,041	$	207,548

21. Income tax, asset tax and employee statutory profit-sharing

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and tax on assets (IMPAC), which take into consideration the taxable and deductible effects of inflation. The ISR rate was 33% in 2004 and 34% in 2003.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

On December 1, 2004, certain amendments to the ISR and IMPAC Laws were published and are effective as of 2005. The primary amendments were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007; (b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) in 2005, an option was established to amortize inventories at December 31, 2004 into taxable income over a period from 4 to 12 years determined in conformity with the respective tax rules; when electing to amortize inventories into taxable income, any unamortized balance of inventories under Rule 106 and unamortized tax loss carryforwards must be deducted from the inventory balance; inventories may be deducted as sold; d) as of 2006, the employee statutory profit sharing paid will be fully deductible; e) the deduction or accrual of the effect of inflation is now applicable to essentially all monetary assets and liabilities and f) bank liabilities and liabilities with foreign entities are included in the determination of the IMPAC taxable base.

GEO incurs consolidated ISR and IMPAC with its subsidiaries in the proportion that the Company owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2000, the proportion is calculated based on the average daily equity percentage which the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion and the tax results of the holding company are also consolidated at 60%. Estimated payments of ISR and IMPAC of both GEO and its subsidiaries are made as if the Company did not file a consolidated tax return.

Derived from the aforementioned tax reform, as of January 1, 2005, tax consolidation must consider the consolidated tax results of the holding company and all its subsidiaries. Specific procedures regarding the calculation process are currently under review by the tax authorities.

a. Income tax consists of the following:

		2004		2003
Income tax expense (benefit):				
Deferred	$	345,692	$	316,882
Effect of change in statutory rate on deferred ISR		(49,301)		(21,961)
	$	296,391	$	294,921

The deferred ISR effect from the reduction in the 2004 ISR rates, related to the gradual reduction of the ISR rates explained above, resulted in the recalculation of the deferred ISR liability recorded as of December 31, 2003. The various rates applicable beginning in 2004 were applied to the temporary differences based on their estimated reversal date.

b. At December 31, 2004 and 2003, the main items comprising the liability balance of deferred income tax are:

	2004	2003
Deferred income tax liabilities:		
Accounts receivable	Ps. 1,162,124	Ps. 1,209,824
Property, machinery and equipment	121,670	159,634
Real estate inventories	1,055,598	753,698
Other	16,491	26,065
	2,355,883	2,149,221
Deferred income tax assets:		
Advances from customers	112,344	99,958
Provisions	24,825	37,138
Effects of tax loss carryforwards	970,983	952,366
	1,108,152	1,089,462
	1,247,731	1,059,759
Recoverable asset tax	327,052	273,584
Net deferred tax liabilities	Ps. 920,679	Ps. 786,175

c. At December 31, 2004 and 2003, the Company has taxable temporary differences related to deferred PTU, mainly inventories, for which the respective deferred PTU liability was not recorded because the Company believes that they will not reverse due to the continued and recurring nature of its transactions. In addition, there are unquantified permanent differences, mainly from the restatement of fixed assets, which are expected to have an effect on PTU generated in the future.

d. Tax loss carry forwards and recoverable IMPAC for which the deferred ISR asset and prepaid expense, respectively, have been recognized, can be recovered subject to certain conditions Restated amounts as of December 31, 2004 and expiration dates are:

Loss Carry forward	Assets Tax	Year of Expiration
Ps. 119	Ps. 3,205	2005
1,054,741	853	2006
474,141	1,894	2007
220,606	3,775	2008
110,979	36,739	2009
243,645	18,969	2010
130,549	20,891	2011
104,442	64,748	2012
583,279	86,363	2013
448,971	89,615	2014
Ps. 3,371,472	Ps. 327,052	

e. For the year ended December 31, 2004, the change in insufficiency in restated stockholders' equity, as shown in the accompanying statements of changes in stockholders' equity, is presented net of the effect of the related deferred income tax of Ps. 961.

22. Earnings per share

The amounts used to determine earnings per share for the years ended December 31, 2004 and 2003 were as follows:

	Income	Weighted Average Number of Shares	Pesos per Share
December, 31 2004			
Net income attributable to common stock	Ps. 802,828	521,841,248	Ps. 1.54
December, 31 2003			
Net income attributable to common stock	Ps. 543,073	515,686,615	Ps 1.05

23. Contingencies

a In 2003, the tax authorities determined additional income tax and employee statutory profit-sharing liabilities (excluding fines and surcharges) in the subsidiary GEO Laguna, S.A. de C.V. for the year 1995, of Ps. 35,376. A difference in criteria was also determined for the IMPAC calculation of Ps.16,000 paid to Corporación GEO, S.A. de C.V. Management and legal counsel believe that the Company has sufficient grounds to demonstrate that the Company's calculations were correct. Consequently the Company has not established an obligation for the above reassessments.

b The Company has labor lawsuits in the amount of Ps.10,415 at December 31, 2003 which it believes will be resolved favorably.

c Except for that mentioned in the previous points, neither the Company nor its assets are subject to any legal action other than those that arise in the normal course of business.

24. Commitments

On August 19, 2003 an agreement was signed between Prudential Investment Management, Inc. ("Prudential") and GEO, described as the "Residential Investment Program."

The general purpose of the agreement is to establish an investment program for developing real estate projects that includes, among others, the purchase of land, and the construction of housing, which may be affordable housing, medium-income and upper-income, and shopping malls. The structure defined for the program includes the establishment of a trust under the laws of the State of New York, U.S.A. ("NY Trust"), whose principal participants will be the Company, Prudential and other institutional investors, with GEO holding a minority interest. Phase one of the program contemplates contributions for a total of US$175 million. The participation of GEO pursuant to the terms of the Master Trust, allow it to exert significant influence on the projects, but not control them.

In accordance with the program, in each specific trust contract GEO or its subsidiaries must make a deposit ("Significant Deposit") to the Master Trust equal to 10% of the acquisition cost of any land which will be contributed to the specific trust. The deposit guarantees to the trust the recovery of its investment at the latest on the final day of the expected completion program, in order to construct the houses or develop the land. Please see Note 10.

GEO has no liability for any financing obtained by the Master Trust to finance these transactions. Accordingly, the risks and benefits for GEO in relation to the trusts are limited to the amount of its contribution, any development cost it incurs and the respective allocation of income or loss to GEO, and any significant deposits which it has to make.

As of December 31, 2004 twenty five projects have been initiated under this program, the total investment is Ps. 1,584,218, while the investment of GEO is Ps. 802,126. The guarantee deposits total Ps.190,516 and Ps. 36,662 as of December 2004 y 2003, respect.

As of December 31, 2004 the "Residential Investments Program" phase II commenced with two projects whose guarantee deposits total Ps. 51,339.

The Company leases an airplane; Rental expense was Ps. 7,819 for the year ended 2004; the lease contract is located under a ten year non-cancelable operating lease. Future minimum payments lease commitments in US Dollars are:

Years	Amount
2005	$ 673,434
2006	673,434
2007	673,434
2008 to 2013	3,367,170

25. Subsequent event

On January 27, 2005, the Company settled a medium-term promissory note for the amount of $300,000.

In February 2005, the Company sold 15% of its shareholding in Hipotecaria Su Casita, thus maintaining a total shareholding of 7.60%.

26. New accounting principles

In May 2004, the IMCP issued Bulletin B-7, "Business Acquisitions" ("B-7"), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others; the adoption of the purchase method as the only accounting method for business combinations; it eliminates the amortization of goodwill, which is now subject to the impairment rules; it establishes rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8, "Consolidated and combined financial statements and valuation of permanent investments in shares". Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company's financial position or results of operations.

In April 2004, the IMCP issued Bulletin C-10, "Derivative instruments and hedging activities" ("C-10"), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. In general, C-10 establishes that for fair value hedges, any variances in the fair value, both of the derivative and the underlying, must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income in stockholders' equity, while the ineffective portion must affect current earnings.

With respect to derivative financial instruments, the C-10 establishes the conditions that must be met for an instrument to be considered as such, and revises and adds definitions. It also includes rules regarding the elements involved in hedging activities, including the formal documentation at the inception of each hedge and measurement of its effectiveness during its term, among others; C-10 classifies hedges into three categories: a) fair value hedges, b) cash flow hedges and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure.

In April 2004, the IMCP issued Amendments to Bulletin C-2, "Financial instruments" ("C-2"), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. Revised C-2 basically establishes that any variances in the fair value of financial instruments classified as available for sale must be recognized in other comprehensive income and reclassified to current earnings upon sale of such instruments; revised C-2 includes the possibility of making transfers among some of the categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met. It also extends the applicability of impairment rules to financial instruments available for sale and provides more precise rules for their recognition.

In January 2004, the IMCP issued revised Bulletin D-3, "Labor obligations" ("D-3"), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of "Severance payments at the end of the work relationship", defined as payments granted to employees when they conclude their labor relationship before reaching retirement age.

Glossary

AMERI. Mexican Investor Relation Association.

Average Price. Represents the weighed average price of the houses sold in the period.

Backlog. It's the number of agreements that the developer has with the most important house building mortgage organisms, measured in terms of months of future sells.

BMV. Mexican Stock Exchange.

CAGR. Compounded annual growth rate.

Capitalized Interest. Expenses according to US GAAP and IAS, Geo includes in the COGS the bank and interest expenses related to the production.

CETES. Certificados de la Tesorería de la Federación (Treasury Bills).

Cluster. The minimum production unit formed by 60 houses built together.

CNBV. Comisión Nacional Bancaria y de Valores (Mexican Securities Exchange Commission).

CONAFOVI. Comisión Nacional de Fomento a la Vivienda (Nacional Housing Board).

D4 - Bulletin. Published by the Mexican Institute of Public Accountants in May 1999, to be enforced as of January 1st, 2000. This new regulation quantifies the amount to be earmarked for the payment of income taxes and profit sharing (ISR and PTU) determined by temporary differences between the accounting income and the fiscal income.

Earnings per Share. Net income divided by the average weighted number of shares outstanding during the year, according to Mexican accounting principles.

EBITDA. Earnings Before Interest, Taxes, Depreciation and Amortization. Is calculated by adding depreciation, capitalized interest expenses and capitalized REPOMO for the period to the operating profit.

Financial Leverage. Net Debt divided by EBITDA for the previous twelve months.

FOVI. Fondo de Operación y Financiamiento Bancario para la Vivienda (Housing Finance and Operation Fund).

FOVISSSTE. Fondo de Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Mortgage Fund of the Social Security Institute for Government Employees).

Free Cash Flow. EBITDA less net financial expenses, capitalizad interests expenses, capital expenditures, paid taxes, changes in net operating working capital, inflation adjustments and foreign exchange adjustments.

GEO Block. Geo's distinctive trademark brick.

IMPAC. Impuesto al Activo (Tax on Assets).

INFONAVIT. Instituto del Fondo Nacional de Vivienda para los Trabajadores (National Housing Mortgage Institute for Workers).

Inventory Turnover. Sum of Inventory and Real Estate Inventory divided by the total COGS and multiplied by 365.

ISR. Impuesto Sobre la Renta (Income Tax).

Lower Affordable Houses. One that its sell price is below US 18,000.

Affordable Entry Level Houses. One that its sell price is between US$18,000 and US$35,000.

Residential & Middle Income Houses. One that its sell price is above US$35,000.

Minimum Wage. According to the Mexican law, it refers to the minimum salary that a worker has to receive for a day of work. It was the equivalent of US$125.0 per month as of December 31, 2004.

Net Debt. Balance sheet short-term and long-term debt less cash and cash equivalents.

Prudential Real Estate Investors (PREI). Provides global real estate investment management services to institutional clients, a Prudential Financial Inc. subsidiary.

PTU. Participación de los Trabajadores en las Utilidades de la Empresa (Employees profit sharing).

REPOMO. Resultado por la Posición Monetaria (Monetary net result originated by inflation adjustments).

REPOMO Capitalized. REPOMO counted in COGS.

SOFOLES. Sociedades Financieras de Objeto Limitado or Non-Bank Banks.

SHF. Sociedad Hipotecaria Federal (National Mortgage Bank).

TIIE. Tasa de Interés Interbancaria de Equilibrio (Interbank Rate).

UDIS. Unidades de Inversión (Values Indexed to the inflation Rate).

Working Capital. Difference between current operating assets and current operating liabilities.

Information for Shareholders













Corporate Headquarters:
Corporación GEO, S.A. de C.V.
Margaritas 433
Ex-Hacienda Guadalupe Chimalistac
Tel. +(52) 55 5480 5000
Fax. +(52) 55 5554 6064
CP 01050, México, D.F.

Exchange Listings:
Bolsa Mexicana de Valores: GEO B
Over the Counter, USA: ADR Level I
PORTAL, USA: ADR 144a
Latibex listing to be completed soon

Ticker Symbols:
Mexican Stock Exchange: GEOB
ADR (1: 4): CVGFY ; CUSIP: 21986V204
Bloomberg: GEOB MM
Reuters: GEOb.MX
Infosel: GEO

Depositary Bank:
Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
Edgar Piedra
epiedra@bankofny.com
Ph. (212) 815 2296
www.adrbny.com

Independent Auditors:
Deloitte & Touche

Corporate Governance:
"One Share, One Vote"
100% B Voting Shares
Tag-Along Rights
Shareholder Rights

Contacts and Additional Information:
Jorge Pérez
Investor Relations Officer
Ph. +(52) 55 5480 5071
Fax. +(52) 55 5554 6064
jperezr@casasgeo.com

Investor Relations
Eduardo Muñiz
Ph. +(52) 55 5480 5078
geo_ir@casasgeo.com

Kenia Vargas
Ph. +(52) 55 5480 5075
geob@casasgeo.com

Kevin Kirkeby, Mark Jones
Investor Relations
The Global Consulting Group
Ph. (646) 284 9416
Fax. (646)284 9494
kkirkeby@hfgcg.com
mjones@hfgcg.com

www.casasgeo.com

The information presented herein contains certain forward-looking statements and information relating to Corporación Geo, S.A. de C.V. and its subsidiaries (collectively "Geo") that are based on the beliefs of its management as well as assumptions made by and information currently available to Geo. Such statements reflect the current views of Geo with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause actual results, performance, or achievements that may be expressed or implied by such forward-looking statements, including among other changes in general economic, political, governmental, and business conditions globally and in the countries in which Geo does business, changes in interest rates, changes in inflation rates, changes in exchange rates, mortgage availability, changes in housing demand and amount of credits, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Geo 2004 Annual Report may contain certain forward-looking statements concerning Geo and its subsidiaries' future performance and should be considered as good faith estimates of Geo and its subsidiaries. Geo does not intend, and does not assume any obligation to update these forward-looking statements. In addition, certain information presented herein was extracted from information published by various official sources. This information includes statistical information relating the housing industry certain reported rates of inflation, exchange rates, and information relating to the countries in which Geo operates. Geo has not participated in the preparation or compilation of any of such information and accepts no responsibility therefore.

Casas GEO

www.casasgeo.com

